UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

KNIGHTSCOPE, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10633

Delaware	46-2482575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue Mountain View, CA (Address of principal executive offices)	94043 (Zip Code)

(650) 924-1025
Registrant’s telephone number, including area code

Series m Preferred Stock

Series S Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Knightscope,” “we,” “us,” or “the Company” refers to Knightscope, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

•	The success of our products and product candidates will require significant capital resources and years of development efforts;

•	Our limited number of deployments and the risk of limited market acceptance of our products;

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

•	Our limited operating history by which performance can be gauged;

•	Our ability to operate and collect digital information on behalf of our Clients, which is dependent on the privacy laws of jurisdictions in which our Autonomous Security Robots (“ASR”) operate, as well as the corporate policies of our Clients, which may limit our ability to fully deploy our technologies in various markets;

•	Our ability to raise capital, our rolling closes of equity infusions for our financings, and the availability of future financing;

•	Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital; and

•	Our ability to manage our research, development, expansion, growth and operating expenses.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Business

Overview

Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed revolutionary Autonomous Security Robots (“ASR”) with real-time on-site data collection and analysis and an interface, primarily through funding from both strategic and private investors. Knightscope currently offers three products: (1) the K5 ASR (“K5”) for outdoor usage, (2) the K3 ASR (“K3”) for indoor usage, and (3) the K1 ASR (“K1”) for stationary usage indoors or outdoors. The Company also provides access to the Knightscope Security Operations Center (“KSOC”) to all its Clients, a browser-based interface that allows Clients real-time data access. The Company works continuously to improve and upgrade the ASR and KSOC, and their precise specifications may change over time.

The Company operates on a Machine-as-a-Service (“MaaS”) business model. Depending on the ASR model and/or selected offering package, we have recognized recurring monthly revenues ranging between $3,500 and $8,150 per ASR, which includes the ASR rental as well as maintenance, service, support, data transfer, KSOC access, charge pads and unlimited software, firmware and select hardware upgrades.

Our current primary focus is on the deployment and marketing of our core technologies. We continue to generate Client orders on K1, K3 and K5 ASRs and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. Our ability to fulfill Client orders is dependent on ongoing fundraising, including that from the 2020 Regulation A Offering (as defined below). Following the closing of the 2020 Regulation A+ Offering on April 21, 2021 coupled with securing a financing arrangement with Dimension Funding, LLC for up to $10 million, the Company has sufficient levels of cash on hand and available to fund operations for approximately eighteen months, at its current run rate.

ASRs

The K3 and K5 are designed to roam a geo-fenced area autonomously by utilizing numerous sensors and lasers, either on a random basis or based on a particular patrolling algorithm. They can successfully navigate around people, vehicles and objects in dynamic indoor or outdoor environments. To do this, the ASRs employ several autonomous motion and self-driving technologies, including lasers, ultrasonic sensors, inertial measurement unit (“IMU”), and wheel encoders as well as a robust navigation software stack. Each ASR can generate 1 to 2 terabytes of data per week and over 90 terabytes of data per year, which is accessible for review and analysis via the KSOC. Clients can recall, review, and save the data for analysis, forensic or archival purposes. Each ASR can autonomously charge and recharge on a 24-hour basis, 7 days per week without human intervention. Clients may also utilize the patrol scheduler feature on the KSOC to schedule periodic or regular patrols during certain times for alternative patrol routes.

The dimensions of the K5 are as follows:

•	Height: 5 feet

•	Width: 3 feet

•	Weight: 398 pounds

The K5 is designed to be used primarily outdoors in such environments as open air malls, corporate campuses, hospitals, stadiums, retailers, warehouses, logistics facilities, college campuses, airports, train stations and multi-level parking structures. The K5’s advanced anomaly detection features include:

•	360-degree high-definition night and day video capture positioned at eye-level;

•	Live streaming and recorded high-definition video capabilities;

•	Automatic license plate recognition;

•	Parking meter feature, which assesses the top 10 vehicles and their “dwell time” in a particular location. If a vehicle is parked for more than 24 hours in the same location, a user can receive an alert or have the data flagged. The parking meter feature can also track the top 10 stationary vehicles in an area and accurate parking meter readout for each such vehicle;

•	People detection, which can alert a user in real-time of people detected on their premises, together with 360-degree recorded high-definition video. A user can use the timestamp of the recording to search through other data detected to assess and better understand other conditions in the area patrolled by the ASR;

•	Thermal imaging, which allows for triggered alerts based on temperature. For example, assisting with alerts regarding increased risks of fires;

•	Two-way communication feature may be utilized for both public announcements and avoidance of human physical confrontations with dangerous individuals; and

•	Signal detection can be utilized as a rogue router detector for sensitive locations such as a data center.

The dimensions of the K3 are as follows:

•	Height: 4 feet

•	Width: 2 feet

•	Weight: 340 pounds

The K3 is tailored for indoor usage, allowing it to autonomously navigate complex dynamic indoor environments such as an indoor mall, office building, manufacturing facility, hospital, stadium plaza, warehouse or school. It has the same suite of advanced anomaly detection capabilities as the K5, but the parking utilization, parking meter and license plate recognition features are turned off.

The ASRs include several communications features. The units can transfer data over both 4G LTE networks and Wi-Fi as well as future 5G capabilities. Each one has an available intercom that may be used for two-way communication with a security team. In addition, one or multiple units may be used as a live broadcast public address system or to deliver pre-recorded messages.

The ASRs run on rechargeable batteries. They are configured to patrol autonomously for approximately two to three hours, following which, without human intervention, the ASRs find and dock to a charging station, recharging for approximately 20 minutes or more before resuming patrol. The ASRs remain operational during the charging period, providing 24/7 uptime to Clients.

The K1 carries all the relevant features from the K3 and K5 but in a stationary format. In 2020, the Company added elevated body temperature sensing capabilities to this model. The K1 can be used indoors or outdoors and especially at ingress/egress points for both people and vehicles.

The dimensions of the K1 are as follows:

•	Height: 5.75 feet

•	Width: 2.7 feet

•	Weight: 150 pounds

KSOC

The KSOC is our intuitive, browser-based interface that, coupled with ASRs, provides security professionals with “smart mobile eyes and ears and voice – on the ground” Once alerted of an abnormal event, such as a person spotted during a specific time in a particular location, authorized users can view the live stream of data in the KSOC from each of the ASRs in the user’s network, accessing it from a security operations center or a remote laptop.

Products in Development

The Company is in the process of developing the 5th generation of the K5, which is planned for initial release during 2022. In addition, the K7 multi-terrain ASR is under development. The K7 is expected to have the same features as the K5, but to employ four wheels for use on more rugged outdoor terrain such as dirt, sand, and gravel. We expect that the K7 could be utilized at airfields, power utilities, borders, solar farms, wind farms or oil or gas fields. While this technology builds on a great deal of our technology stack, we anticipate that its development will require additional time before it can be launched into full-scale production.

We are using existing working capital, in part, to finance the development of these new ASRs, capabilities and features.

Our current strategy is to focus on servicing the United States for the foreseeable future before considering global expansion.

KNOC

The Company has built a custom set of tools that enables it to manage and monitor the network of ASRs operating in the field nationwide, which it refers to as the Knightscope Network Operations Center (“KNOC”). These tools allow our team to monitor the health of the ASRs down to the millisecond, with dozens of alerts related to critical indicators and statistics, including charging, software, navigation and temperatures. We also use the KNOC to execute over-the-air software upgrades, patches and other related items. The KNOC is staffed 24/7 by the Company in the U.S.

Market and Business Model

Knightscope’s products are designed to supplement the work of security professionals and are suitable for most environments that require security patrol coverage. In the United States there are more than 8,000 private security firms and over 19,000 law enforcement agencies – a fragmented marketplace that we believe offers numerous opportunities for disruption.

We have used a large portion of our working capital to scale our production of ASRs to enable us to sell our MaaS offering to Clients nationwide. With nationwide expansion in mind, we have partnered with one of our strategic investors, Konica Minolta, Inc., to train their technicians, which number over 2,000 across the United States, to service, maintain and support our machines-in-network and assist us with our nationwide scaling efforts.

Knightscope operates on a MaaS business model. We enter into annual subscription agreements that range in monthly revenues between $3,500 and $8,150 per ASR, depending on the ASR model and/or selected offering package. We believe that this price range offers a better economic proposition for our Clients relative to a human guard or a mobile vehicle patrol unit operating 24/7.

We market our products at trade shows both live and virtual, including GSX, ISC West, ISC East as well as Company-sponsored private events and on-site private demonstrations. We regularly advertise in the media through various online and offline channels.

Competition

At the moment, we are not aware of any direct competitors in the advanced physical security technology space that have viable commercial products in the field, outdoors and indoors, at the same scale as Knightscope with actual paying Clients. It is a common misconception among some people outside of the security industry that we compete against closed-circuit television (CCTV) providers. They are not, in fact, competitive products because cameras do not provide a physical presence, are typically used for forensics after an event, and do not offer a Client the plethora of capabilities available in an ASR/KSOC combination. We believe that having these two types of systems working together provides a more holistic approach to promoting safety and reducing crime. While traditional human guards provide a closer comparator or competitor in some cases, we believe that utilizing our “Software+Hardware+Humans” approach is much more effective.

We are aware of a self-funded start-up, SMP Robotics Services Corp. (“SMP”), which produces an outdoor autonomous security platform that it markets through third-party distributors. We had previously listed Gamma 2 Robotics and SHARP Electronics as potential competitors in this space. However, according to industry sources, we understand that both Gamma 2 Robotics and SHARP Electronics have ceased operations in the security robot space after failed attempts to enter the market and SMP also ceased efforts with its North American distributor. Cobalt Robotics, an early-stage company, announced in 2016 that it had released a semi- autonomous mobile robot designed for indoor security applications on a trial pilot and in June 2019 that it completed its Series C financing. Cobalt, who is exclusively focused on indoor applications, may be considered a partial competitor, although they are not fully autonomous and more of a telepresence security guard offering.

We compete indirectly with private physical security firms that provide Clients with security personnel and other security services. Our ASRs offer Clients a significant cost reduction relative to the cost of human security guards. In addition, ASRs offer significantly more capabilities, such as license plate detection, data gathering, thermal imaging and people detection that are delivered consistently, on a 24-hour, 7 day per week basis, without regular human intervention. In certain cases, our technology complements and improves the operations of traditional security firms.

Manufacturing and Suppliers

Knightscope assembles its ASRs at its Mountain View, California headquarters from components manufactured by more than 50 suppliers. The Company’s top three suppliers, measured by spending, are Naprotek, Inc., based in California, Fast Radius, based in Illinois, and E and M Electric and Machinery Inc., based in California. The Company is not highly dependent on any one supplier and believes it can easily source components from other suppliers and has done so when necessary. The manufacturing lead-time for two-thirds of the Company’s components is 30 to 60 days or less, with the remainder requiring up to 90 days.

Research and Development

For the years ended December 31, 2020 and 2019, we incurred $3,244,684 and $3,083,695 for research and development expenses, respectively. We expect to continue to incur increased levels of expenditures on research and development. Our research and development efforts focus primarily on the development of robust base technology as well as scaling efforts. In addition, we will continue to enhance our ASRs’ capabilities and to develop a four-wheel version of our ASR technology, the K7, which is intended to operate in a wider range of challenging terrains.

Employees

As of December 31, 2020, we had 45 full-time employees working primarily out of our combined headquarters and production facility in Mountain View, California.

Intellectual Property

The Company holds nine patents collectively covering its ASRs (“Autonomous Security Robots and Systems” U.S. Patent Nos. 9,329,597, 9,910,436, 10,579,060, 10,919,163 and 10,279,488), the security data analysis and display features of the KSOC (U.S. Patent Nos. 9,792,434 and 10,514,837) and its parking monitor feature (U.S. Patent Nos. 9,773,413 and 10,311,731). The Company also has pending patent applications relating to its ASRs, KSOC, parking monitor feature, and behavioral autonomous technology. The Company has also filed one provisional patent, covering the ASRs’ behavioral autonomous technology relating to visible weapon detection. The Company owns a trademark registration for its name “Knightscope” in the U.S. The Company relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of business activities or otherwise. From time to time, we may be involved in pending or threatened claims relating to contract disputes, employment, intellectual property and other matters that arise in the normal course of our business, which we do not deem to be material to the business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Overview and Operations

We are a technology company located in Silicon Valley that develops, builds and deploys advanced physical security technology utilizing autonomous robots, analytics and a user interface for patrolling both indoor and outdoor environments. Knightscope, Inc. was founded in Mountain View, California in April 2013 and has since developed the revolutionary Knightscope K5, K3 and K1 ASRs primarily through funding from both strategic and private investors. The Company operates on a MaaS business model. Since June 2016, we have recognized monthly revenue ranging between $3,500 - $8,400 per ASR, which includes the ASR rental as well as setup, configuration, maintenance, service, support, data transfer, KSOC access, charging station and unlimited software, firmware and select hardware upgrades, when and if available, and basic graphics.

Our ASRs are fully autonomous, including autonomous recharging. There is minimal to no downtime during recharging, as the ASRs are still operational while charging – and charging stations are typically located in a prominent location that would be suitable as an observation point or an ingress/egress point.

A primary focus is on the deployment and marketing of our core technologies. We continue to generate Client orders on K1, K3 and K5 ASRs, and our production of machines is expected to continue out of our primary corporate headquarters in Mountain View, California. Our ability to fulfill Client orders is dependent on ongoing fundraising including that from the 2020 Regulation A Offering and partnering with a financing company that will better enable the Company to manage cash flow. As of the date of this report, the Company’s 2020 Regulation A Offering generated gross proceeds of approximately $16.7 million with an additional share issuance estimated to be 515,176, representing gross proceeds of $5.1 million, based upon pending purchase transactions at closing. In addition, the Company executed a Referral Agreement with Dimension Funding, LLC to provide up to $10 million in financing. In consideration of the foregoing and without additional fundraising, typically and historically conducted on a rolling basis, the Company will not be solvent after the third quarter of 2022 (see “Liquidity and Capital Resources” section for details).

Components of Results of Operations

Revenue

Our revenues for the years presented consisted of MaaS subscriptions and other revenues. We provide our subscriptions to our Clients pursuant to contractual arrangements that range in duration, with typical duration of one year. We offer our subscriptions based on the functionalities and services selected by a Client, and generally our subscription arrangements automatically renew for additional periods at the end of the initial subscription term.

We typically bill our MaaS subscription fees on a monthly, quarterly or annual basis in advance. We recognize MaaS subscription revenue over the term of the agreement. Amounts billed in excess of revenue recognized for the period are reported as deferred revenue on our balance sheet.

Revenue is recognized beginning when products/services have been delivered to the Client.

Cost of Services

For the year 2020, our cost of MaaS subscriptions primarily consisted of routine maintenance, depreciation, third party software licensing costs, deployment related costs, ASR communications costs, data storage costs and facilities allocations, plus direct and indirect compensation and benefits.

Operating Expenses

We classify our operating expenses as research and development, sales and marketing, and general and administrative expenses.

Our research and development efforts are focused on developing new and expanded features for our products and improvements to our backend architecture. Research and development expenses consist primarily of personnel costs for employees and contractors, including share-based compensation expenses, and allocated costs of facilities and information technology and software tools. We expense research and development costs as incurred. We believe that continued investment in our products is important for our future growth, and we expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including share-based compensation expenses, advertising expenses, public relations, trade shows, travel expenses, marketing and promotional activities, and allocated costs of facilities and information technology. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to build our brand, although these expenses may fluctuate as a percentage of our total revenues from period to period depending on the timing of these expenses.

General and administrative expenses consist primarily of personnel costs, including share-based compensation expenses, for employees engaged in infrastructure and administrative activities to support the day-to-day operations of our business. Other significant components of general and administrative expenses include professional service fees, allocated costs of facilities and information technology, and the costs of legal matters. We expect our general and administrative expenses to continue to increase in absolute dollars for the foreseeable future, although these expenses may fluctuate as a percentage of our total revenues from period to period, depending on the timing of these expenses.

Results of Operations

The following tables set forth selected statements of operations data and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Year ended December 31,
	2020	2019
Revenue	$3,334,578	$3,025,303
Cost of services	4,633,561	4,632,863
Total gross loss	(1,298,983)	(1,607,560)

Operating expenses:
Research & development	3,244,684	3,083,695
Sales & marketing	7,310,083	3,495,806
General & administrative	2,788,021	1,883,060
Total operating expenses	13,342,788	8,462,561

Loss from operations	(14,641,771)	(10,070,121)

Other income (expense):
Interest expense, net	(2,259,108)	(2,103,111)
Change in fair value of warrant liabilities	(2,424,706)	284,751
Other expense, net	(11,008)	(68,386)
Total other income (expense)	(4,694,822)	(1,886,746)

Net loss before income tax	(19,336,593)	(11,956,867)
Income tax expense	(3,949)	(800)
Net loss	$(19,340,542)	$(11,957,667)

Percentages of Revenue	Year ended December 31,
	2020	2019
Revenue	100%	100%
Cost of services	(139)	(153)
Total gross loss	(39)	(53)

Operating expenses:
Research & development	97	102
Sales & marketing	219	116
General & administrative	84	62
Total operating expenses	400	280

Loss from operations	(439)	(333)

Other income (expense):
Interest expense, net	(68)	(70)
Change in fair value of warrant liabilities	(73)	9
Other expense, net	-	(2)
Total other income (expense)	(141)	(62)

Net loss before income tax	(580)	(395)
Income tax expense	-	-
Net loss	(580)%	(395)%

Revenue

Revenue increased by $0.3 million from $3.0 million for the year ended December 31, 2019 to $3.3 million for the year ended December 31, 2020, or by 10%. The increase in revenue was due primarily from contracts executed during 2019 that resulted in partial 2019 and full 2020 revenue. As of December 31, 2019, we had 23 Clients and 52 machines-in-network. As of December 31, 2020, our Client base grew by 4% over 2019 to 24 Clients with 52 machines-in-network. Despite the impact of COVID-19 on our existing Client base during 2020, causing some contracts to be placed on hold until their businesses can safely reopen, the Company was able to offset that financial impact with the addition of new Clients in 2020 and carrying forward into 2021. As of the date of this report, the Company has a backlog of orders to deploy 27 ASRs, representing an aggregate annual subscription value of approximately $1.8 million.

Cost of Services

Cost of services for the year ended December 31, 2020 and December 31, 2019 remained unchanged at $4.6 million. The cost of services is primarily related to the average service cost per machine.

Gross Profit (Loss)

The revenue and cost of services described above resulted in a gross loss for the year ended December 31, 2020 of $1.3 million compared to a gross loss of $1.6 million for the year ended December 31, 2019.

As the business scales and becomes more streamlined, management expects the gross loss to continue to decrease. We are focusing our resources on growing the business to be able to generate both a gross profit and overall net income. We are continually evaluating and taking a number of near-term actions to facilitate this result, and expect that as the Company matures, we will obtain expertise, economies of scale and efficiency that should increase revenue and reduce costs over the medium to long-term. For example, we continue to refine our sales strategy for 2021, which is expected to increase and enhance our revenue streams. Our ASR materials sourcing, production, assembly and manufacturing are expected to become more efficient, and the costs associated with these processes reduced as we grow. As operations scale, we believe we will be in a better position to negotiate volume-based pricing terms with suppliers– as well as optimize our designs for design-for-assembly and design-for-service. We are also focused on controlling general overhead costs, such as expenditures for real estate leases and optimizing team composition and size. We believe that with the building of new internal tools, the Company will be able to streamline procedures and manage deployments more efficiently, alleviating the need for a dramatic increase in headcount. Additionally, new service cost reduction initiatives are underway to further reduce our ongoing operating costs. Our overall strategy is to keep our fixed costs as low as possible while achieving our overall growth objectives.

Research and Development

	Year ended December 31,
	2020	2019	$ Change	% Change
Research and development	$3,244,684	$3,083,695	$160,989	5%
Percentage of total revenue	97%	102%

Research and development expenses increased by $0.2 million, or 5%, for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase is due to increased costs of R&D supplies and materials and an increase in third-party consulting services in 2020 compared to the prior year.

Sales and Marketing

	Year ended December 31,
	2020	2019	$ Change	% Change
Sales and marketing	$7,310,083	$3,495,806	$3,814,277	109%
Percentage of total revenue	219%	116%

Sales and marketing expenses increased by $3.8 million, or 109%, for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase was primarily due to significant increase in market research, advertising, investor relations and website expenses in the year ended December 31, 2020 compared to those in the prior year.

General and Administrative

	Year ended December 31,
	2020	2019	$ Change	% Change
General and administrative	$2,788,021	$1,883,060	$904,961	48%
Percentage of total revenue	84%	62%

General and administrative expenses increased by $0.9 million, or 48%, for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase was primarily driven by higher professional services, consulting fees and bad debts reserve that we incurred surrounding our ongoing financial reporting requirements.

Other Income/(Expense), Net

	Year ended December 31
	2020	2019	$ Change	% Change
Interest expense, net	$(2,259,108)	$(2,103,111)	$(155,997)	7%
Change in fair value of warrant liabilities	(2,424,706)	284,751	(2,709,457)	(952)%
Other expense, net	(11,008)	(68,386)	57,378	(84)%
Total other income (expense)	$(4,694,822)	$(1,886,746)	$(2,808,076)	149%

Total other income (expense) increased by $2.8 million, or 149% for the year ended December 31, 2020 as compared to the respective period of the prior year. The increase in total other income (expense) is primarily due to the expense recorded from revaluation of warrants accounted for as marked-to-market, interest expense related to the Farnam Financing Arrangement (defined below) and amortization of the debt issuance cost associated with warrants issued to the holders of the Convertible Notes.

Liquidity and Capital Resources

As of December 31, 2020, and December 31, 2019, we had $7.1 million and $0.6 million, respectively, of cash and cash equivalents. As of December 31, 2020, the Company also had an accumulated deficit of approximately $69.2 million, working capital of $6.3 million and stockholders’ deficit of $66.2  million. These factors raise substantial doubt regarding our ability to continue as a going concern. We have financed our operations through a combination of debt financing and ongoing rolling close equity investment, including the Regulation A and D Offerings (defined below) and private placements of Series m-3 and Series m-2 Preferred Stock and an ongoing private placement of Series S Preferred Stock. On April 20, 2021, the Company entered into a Referral Agreement with Dimension Funding, LLC (“Dimension”), whereby the Company can generate up to $10 million of immediate cash flow by referring its Clients to Dimension for financing of their annual fees over the MaaS subscription term. This agreement enables the Company to quickly offset the up-front costs associated with building and deploying ASR’s by accelerating collection its accounts receivable. In addition, On April 21, 2021, The Company’s Regulation A Offering terminated, generating approximately $5.2 million, net of issuance costs, in proceeds as of the date of this report with estimated additional proceeds due of approximately $4.6 million, net of issuance costs, based upon pending transactions at termination. As of April 28, 2021, the Company’s cash balance was approximately $10.8 million. The Company has projected operating losses and negative cash flows of approximately $1.5 million per month for the next several months. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after the third quarter of 2022. There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond this period. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations, delay, scale back or discontinue the development of one or more of its platforms or discontinue operations completely. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, our independent auditor included an emphasis of matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2020.

On December 9, 2019, the Company entered into a Financing Arrangement with Reliant Funding (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in sixty-three (63) equal payments of $4,599 per business day over approximately three months. The annual effective interest rate of this December 2019 Financing Arrangement was 37%. The loan was paid off on March 11, 2020.

On March 19, 2020, we entered into a Financing Agreement with Wall Street Funding (“March 2020 Financing Arrangement”). Under the March 2020 Financing Arrangement, the Company received $300,000 which was repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period is 419%. The loan was paid off on August 07, 2020.

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope is being made through Fresno First Bank. The interest rate on the PPP Loan is 1.00% and the term is two years. In accordance with the updated Small Business guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company is required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contains customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the repayment of all amounts outstanding, collection of all amounts owing from Knightscope, or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. No assurance is provided that the Company will obtain forgiveness of the PPP Loan in whole or in part.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The amount of time that the Company had to spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from six months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applies for forgiveness. The SBA will also cover interest on the forgiveness portion of the loan during this period. There was no change to the maturity date of the loan. All PPP Loans must be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. However, no assurance can be given that the PPP Loan will be forgiven.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	Year ended December 31,
	2020	2019
Net cash used in operating activities	$(15,168,531)	$(8,521,549)
Net cash used in investing activities	(632,454)	(1,162,624)
Net cash provided by financing activities	22,248,908	8,834,448
Net increase/(decrease) in cash and cash equivalents	$6,447,923	$(849,725)

Net Cash Used in Operating Activities

Cash provided by operating activities is influenced by the amount of cash we invest in personnel, marketing, and infrastructure to support the anticipated growth of our business, the number of Clients to whom we lease our ASRs, the amount and timing of accounts receivable collections, as well as the amount and timing of disbursements to our vendors.

Net cash used in operating activities was approximately $15.2 million for the year ended December 31, 2020. Net cash used in operating activities resulted from a net loss of $19.3 million, offset by changes in working capital.

Net cash used in operating activities for the year ended December 31, 2020 increased by $6.6 million as compared to the prior year.  The increase was primarily a result of an increase in the net loss for the year.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of capital expenditures and investment in ASRs. As our business grows, we expect our capital expenditures to continue to increase.

Net cash used in investing activities for the year ended December 31, 2020 was approximately $0.6 million.

Net cash used in investing activities for the year ended December 31, 2020 decreased by $0.5 million as compared to the prior year. The decrease was primarily a result of lower investment in ASRs.

Net Cash Provided by Financing Activities

Our financing activities have consisted primarily of raising proceeds through issuing stock, net of repayment of debt and convertible notes financing.

In order to obtain capital to finance our operations, in February 2019 we entered into the Farnam Financing Arrangement with Farnam Street Financial (“Farnam”). Under the Farnam Financing Arrangement, we collateralized fifty (50) ASRs and have an initial repayment period of two years for a monthly payment of $121,129 plus tax and an option to purchase these ASRs back for $1,350,000 plus tax or, at the end of the two-year period (March 2021) we can elect to extend the repayment period for an additional year at a monthly payment of $66,621 plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. On April 24, 2020, we amended the Farnam Financing Arrangement with Farnam by deferring April and March 2020 payments due to Farnam to the end of the Farnam Financing Arrangement and by extending the term of the agreement by two months and forgoing the security deposit of $242,000 paid to Farnam.

Net cash provided by financing activities was approximately $22.2 million for the year ended December 31, 2020, primarily driven by $21.5 million in net proceeds from the issuance of our ongoing private placement of Series S Preferred Stock, $2.4 million in net proceeds from the issuance of convertible notes, $0.8 million from a PPP loan and $0.3 million from the Wall Street Funding loan, offset by loan repayments of $2.9 million for the Farnam, Reliant Funding and Wall Street Funding loans.

Net cash provided by financing activities for the year ended December 31, 2020 increased by $13.4 million as compared to the respective period of the prior year primarily due to proceeds received from issuance of Series S Preferred Stock.

Series S Preferred Regulation D Offering

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D (“Regulation D”) and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) to raise additional capital for operations (the “Regulation D Offering”). We are offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $10.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 3 months. As of December 31, 2019, the Company has raised $3.8 million through the Regulation D Offering, of which $1.0 million was received during the year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019. The Company did not raise additional funds under the Regulation D Offering in 2020.

Series S Preferred Regulation A Offerings

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A Offering”). The offering statement was qualified by the Securities and Exchange Commission on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering is being conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. The 2019 Regulation A Offering terminated on July 22, 2020. As of December 31,2020, the Company had raised approximately $24 million from the 2019 Regulation A offering, offset by $2.3 million in issuance costs.

On June 15, 2020 the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering”). The offering statement was qualified by the Commission on October 21, 2020 and the Company commenced the 2020 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2020 Regulation A Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2020 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $25 million. As of December 31, 2020, the Company had raised approximately $2.5 million from the 2020 Regulation A Offering. The 2020 Regulation A Offering terminated on April 21, 2021. As of the date of this report, the Company issued 1,673,903 shares of Series S Preferred Stock and raised gross proceeds of approximately $16.7 million from the 2020 Regulation A Offering, with an additional share issuance estimated to be 515,176 shares, representing gross proceeds of $5.1 million, based upon pending purchase transactions at termination.

Convertible Promissory Notes and Series S Preferred Stock Warrants, and the Related Conversion of Certain Series m-3 Preferred Stock into Series m-4 Preferred Stock

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. On June 10, 2019, the Company issued, to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock held by such investors. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend in the form of Series m-4 Preferred Stock of 12%, and has certain other preferential rights, including voting rights, as further explained in the Company’s amended and restated certificate of incorporation. Exchange of Series m-3 Preferred Stock for Series m-4 Preferred Stock was inclusive of inducement expenses of $0.9 million (see Note 4 to the audited financial statements for details). Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of December 31, 2020, the Company had issued convertible notes in the aggregate principal amount of $5,128,570 (out of $15,000,000). A warrant for the purchase up to 1,025,714 shares of Series S Preferred Stock was also issued and accrued for, respectively, to the same convertible note holders. The warrants have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act (the “IPO”).

In connection with the Convertible Note Financing, William Santana Li, the Chief Executive Officer and sole director of the Company, was granted a voting proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing (the “Voting Proxy”). The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy cannot be determined as of the date of this report, but the outstanding securities to which the Voting Proxy applies represents approximately 2.74% of the Company’s aggregate voting power.

The Series S Preferred Stock has a right to convert at any time into Class A Common Stock. The initial conversion rate was 1:1, which conversion rate will continue to be adjusted pursuant to the broad-based weighted average anti-dilution adjustment provisions provided for in the Company’s amended and restated certificate of incorporation, including without limitation as a result of the issuance of warrants to purchase Series S Preferred Stock in connection with the Convertible Note Financing referenced in the paragraph above, which may continue to have closings simultaneously with the Regulation D Offering and 2019 Regulation A Offering of Series S Preferred Stock. As of December 31, 2020, the conversion rate has been adjusted to 1.010101 shares of Class A Common Stock for every 1 share of Series S Preferred Stock.

In connection with the placement of the Series m-3 Preferred Stock during the year ended December 31, 2018, the Company issued to the purchasers warrants to purchase an aggregate of 410,972 shares of Series m-3 Preferred Stock, of which 16,757 shares expired on June 1, 2020. The warrants have an exercise price of $4.00 per share. In connection with the exchange of the Company’s Series m-3 Preferred Stock into Series m-4 Preferred Stock, the term of these warrants was extended such that the warrants would expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act.

Credit Facilities

In November 2016, the Company granted each of Structural Capital Investments II, LP and Structural Capital Investments II-C, LP a warrant to purchase an aggregate of 53,918 Series B Preferred Stock shares. The warrants have an exercise price of $2.0401 per share and expire upon the later of November 7, 2026 or two years following the Company’s firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act, provided that the aggregate gross proceeds to the Company are not less than $50,000,000.

In May 2018, the Company entered into a Loan and Security Agreement with Silicon Valley Bank, which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 (the “SVB Loan Facility”). The Company had the ability to draw funds under the SVB Loan Facility until the earlier of January 10, 2019 or an event of default. Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bore interest at a floating rate of 1.75% above the prime rate as published in the Wall Street Journal. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019 in connection with a new $3 million dollars debt received from Farnam.

In connection with the SVB Loan Facility, the Company granted Silicon Valley Bank a warrant to purchase up to 77,413 shares of the Company’s Class B Common Stock at an exercise price of $1.26 per share and which expires on the earlier of ten years from the date of the warrant or a change of control of the Company.

In order to obtain capital to finance our operations, in February 2019 the Company entered into a financing arrangement with Farnam for $3,000,000 (the “Farnam Financing Arrangement”). Under this Farnam Financing Arrangement, we collateralized fifty (50) ASRs and have an initial repayment period of two years for a monthly payment of $121,129 plus tax and an option to purchase these ASRs back for $1,350,000 plus tax or, at the end of the two-year period (March 2021) we can elect to extend the repayment period for an additional year at a monthly payment of $66,621 plus tax with a final payment of $600,000 plus tax at the end of the additional year. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. On April 24, 2020, we amended the Farnam Financing Arrangement with Farnam by deferring the March and April 2020 payments due to Farnam to the end of the Farnam Financing Arrangement and by extending the term of the agreement by two months and forgoing security deposit of $242,120 paid to Farnam. The Farnam Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our accompanying financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that can have significant impact on the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of assets and liabilities at the date of our financial statements. For the Company, these estimates include, but are not limited to: deriving the useful lives of ASRs, determination of the cost of ASRs, assessing assets for impairment, and the valuation of convertible preferred stock warrants. Actual results could differ from those estimates. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On a regular basis, we evaluate our estimates, assumptions and judgments and make changes accordingly.

Useful Life of the ASRs

Depreciation on the ASRs is recorded using the straight-line method over the expected life of the asset, which ranges from three to four and half years. The useful life of the ASRs will at times need to be evaluated to assess whether the remaining useful lives continue to be appropriate or require adjustments to reflect changes in the functionalities of the ASRs, the potential effects from the introduction of new versions and upgrades, and technological obsolescence.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, we will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, we will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives of such assets. None of the Company’s ASRs or property and equipment was determined to be impaired as of December 31, 2020 and December 31, 2019. Accordingly, no impairment loss has been recognized in any of the periods presented.

Estimated Fair Value of Convertible Preferred Stock Warrants;

Freestanding warrants for preferred shares that are contingently redeemable upon a liquidation event of the Company are classified as a liability on the balance sheet at their estimated fair value. At the end of each reporting period, the change in estimated fair value during the period is recorded in other income (expense), net in the statements of operations. With the assistance of an unrelated third-party valuation specialist, we historically have estimated the fair values of these warrants using the Backsolve method based on the proximity of the valuation date to the closing of a financing, or a combination of both the Backsolve method from recent financings and the discounted cashflow method. We then utilized an option pricing model to allocate the enterprise value of the Company to the warrants. We will continue to adjust the carrying value of the warrants until such time as these instruments are exercised, expire or convert into warrants to purchase shares of common stock. At that time, the liabilities will be reclassified to additional paid-in-capital, a component of stockholders’ deficit.

Recent Accounting Pronouncements

See Note 1 in Notes to Financial Statements under the captions Accounting Pronouncements Adopted in 2020 and Recent Accounting Pronouncements Not Yet Effective for a discussion of new accounting pronouncements.

Material Weaknesses

In connection with the audits of our financial statements for the years ended December 31, 2020 and 2019, our independent auditors identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  The material weaknesses related to certain corporate finance and accounting oversight functions within certain account areas and supporting records and the timely completion of the accounting records and review of the Company’s Annual Report on Form 1-K, which were primarily the result of the lack of sufficient and competent accounting and finance resources.  In the quarter ended December 31, 2020, the Company hired a full-time, in-house accounting team to address these weaknesses and to implement new controls and procedures to address these weaknesses in 2021.

Trend Information

Our primary goal remains meeting Client demands for additional orders of our technology and ensuring consistent performance in the field. The Company is focused on scaling its business to meet incoming orders. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in orders and Client inquiries.

Sales trends for the year ended December 31, 2020 showed demand across all of Knightscope’s product service lines. The sales pipeline continues to grow and is strong, though similar to many business-to-business transactions, the enterprise sales cycle is lengthy. Although we have executed contracts in less than 30 days, notionally these negotiations can range up to several years, taking into account the Client’s budget, finance, legal, cyber security, human resources, facilities and other reviews. The sales process for this brand-new technology requires significant streamlining and improvements, and we are taking steps to ensure our sales processes are robust, repeatable, and can enable our products to move through the sales pipeline quicker.

During the first half of 2020, both the lack of resources, including supply chain delays and cash, as well as the COVID-19 pandemic have had a negative impact on the Company's performance.  The Company’s cash position significantly curtailed its ability to fund working capital requirements to meet demand as well as the associated headcount to execute on the business.  Additionally, a portion of Clients hardest hit by COVID-19 restrictions have had to terminate or place on hold their service due to budget constraints, and numerous others have had to delay deployments due to accessibility to their premises during shelter-in-place orders. However, the Company has continued to sign on new Clients during the pandemic and, with the influx of new capital has begun to fund and build inventory, as well as recruit, which we believe will partially offset the negative impact on performance.

Due to numerous geopolitical events, new safety requirements resulting from the COVID-19 pandemic, as well as various high-profile incidents of violence across the United States, we believe that the market for our technologies will continue to grow. At the same time, we expect that competing products may appear in the marketplace in the near future, creating pressures on us to improve on our production methods, cost, quality and product features.

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and key members of the management team (the “Leadership”) and the sole member of the board of directors of the Company as of December 31, 2020 are listed below. The sole director and Leadership are full-time employees.

Name	Current Position	Age	Date Appointed to Current Position

Director, Executive Officers, and Key Employees:

William Santana Li	Sole director and CEO	51	Appointed to indefinite term of office April 5, 2013
Stacy Dean Stephens	Chief Client Officer	49	Reappointed to indefinite term of office June 18, 2018
Mallorie Burak	Chief Financial Officer	50	Appointed to indefinite term of office October 5, 2020
Mercedes Soria	Chief Intelligence Officer	47	Reappointed to indefinite term of office June 18, 2018
Aaron J. Lehnhardt	Chief Design Officer	48	Reappointed to indefinite term of office June 18, 2018

William Santana Li, Chairman and CEO

William (“Bill”) Santana Li has served as our sole director and Chief Executive Officer (“CEO”) since April 2013. Mr. Li is an American entrepreneur with over 30 years of experience from working in the global automotive sector and founding and leading a number of startups. From 1990 to 1999, Mr. Li held multiple business and technical positions at Ford Motor Company across four continents.

His positions at Ford ranged from component, systems, and vehicle engineering with the Visteon, Mazda, and Lincoln brands; to business and product strategy on the United States youth market, India, and the emerging markets in Asia-Pacific and South America; as well as the financial turnaround of Ford of Europe. In addition, he was on the “Amazon” team, which established an all-new modular plant in Brazil. Subsequently, he served as Director of Mergers & Acquisitions.

After internally securing $250 million in financing, Mr. Li founded and served as COO of GreenLeaf LLC, a Ford Motor Company subsidiary that became the world’s second largest automotive recycler. Under his leadership, GreenLeaf grew to more than 600 employees, 20 locations worldwide, and annual sales of approximately $150 million. At the age of 28, Bill was the youngest senior executive at Ford Motor Company worldwide.

After successfully establishing GreenLeaf, Mr. Li was recruited by SoftBank Venture Capital to establish and serve as the President and CEO of the Model E Corporation, a newly established automobile manufacturer that focused on the “Subscribe and Drive” model in California. Mr. Li also founded Carbon Motors Corporation in 2003, and as its Chairman and CEO until February 2013, focused it on developing the world’s first purpose-built law enforcement patrol vehicle.

Mr. Li earned a BSEE from Carnegie Mellon University and an MBA from the University of Detroit Mercy. He is married to Mercedes Soria.

Stacy Dean Stephens, EVP and Chief Client Officer

Stacy Dean Stephens is our Chief Client Officer and co-founded the Company in April of 2013. Previously, he co-founded Carbon Motors Corporation with Mr. Li, where he led marketing operations, sales, product management, partnership marketing and Client service. At Carbon Motors, Mr. Stephens established the “Carbon Council,” a Client interface and users group consisting of over 3,000 law enforcement professionals across all 50 states and actively serving over 2,200 law enforcement agencies.

Prior to co-founding Carbon Motors Corporation, Mr. Stephens served as a police officer for the Coppell (Texas) Police Department from 2000 to 2002. In recognition of his accomplishments, Mr. Stephens was named one of Government Technology magazine’s “Top 25 Doers, Dreamers & Drivers” in 2011.

Mr. Stephens studied aerospace engineering at the University of Texas in Arlington. He subsequently earned a degree in criminal justice and graduated as valedictorian from Tarrant County College in Fort Worth, Texas. He is a member of the International Association of Chiefs of Police (“IACP”) and also sits on the IACP Division of State Associations of Chiefs of Police SafeShield Project, which seeks to critically examine existing and developing technologies for the purpose of preventing and minimizing officer injuries and fatalities.

Mallorie Burak, EVP and Chief Financial Officer

Mallorie Burak was appointed as EVP and Chief Financial Officer (“CFO”) on October 5, 2020. Ms. Burak is an experienced financial executive, bringing over 25 years of expertise across a broad spectrum of industries ranging from early-stage start-ups to multi-national, public corporations.

Over the span of her career, Ms. Burak has negotiated and managed over $500 million of successful financing and M&A deals, having spent the last 13 years focused on turnarounds and special situations for both public and venture backed companies. Prior to joining Knightscope, she served as CFO at ThinFilm Electronics ASA, an innovative solid-state lithium battery start-up, from 2019 to 2020 and Alta Devices, Inc., a GaAs thin-film solar technology start-up, from 2016 to 2019 where she secured over $13 million and $56 million in funding, respectively. Prior to Alta Devices Ms. Burak served as CFO at FriendFinder Networks, Rainmaker Systems, FoodLink, and Southwall Technologies.

Ms. Burak has a proven track record of creating a high-performance culture with a strong focus on operational excellence and maximizing shareholder value, as evidenced by the successful acquisition of Southwall Technologies, after having repositioned, restructured, and grown the company. Ms. Burak has significant experience working with a variety of financing sources, both public and private, as well as significant experience leading and managing M&A related activities.

Ms. Burak holds a BSBA and MBA from San Jose State University.

Mercedes Soria, EVP and Chief Intelligence Officer

Mercedes Soria is our Chief Intelligence Officer and has been with Knightscope since April 2013. Ms. Soria is a technology professional with over 15 years of experience in systems development, life cycle management, project leadership, software architecture and web applications development.

Ms. Soria led IT strategy development at Carbon Motors Corporation from 2011 until 2013. From 2002 to 2010, Ms. Soria was Channel Manager and Software Development Manager for internal operations at Deloitte & Touche LLP, where her team deployed software that was used daily across the firm’s thousands of employees. From 1998 to 2002, Ms. Soria worked as a software developer at Gibson Musical Instruments leading the effort to establish its online presence.

Ms. Soria obtained Bachelor and Master’s degrees in Computer Science from Middle Tennessee State University with honors, as well as an Executive MBA from Emory University. She is also a certified Six Sigma green belt professional and a member of the Society of Hispanic Professional Engineers. She is married to William Santana Li.

Aaron J. Lehnhardt, EVP and Chief Design Officer

Aaron Lehnhardt has served as our Chief Design Officer since November 2015. Previously, from the Company’s inception in April 2013 until November 2015, Mr. Lehnhardt served as Chief Designer of the Company. From 2002 to April 2013, Mr. Lehnhardt was the co-owner of Lehnhardt Creative LLC where he worked on advanced propulsion vehicle design, personal electronics, product design, video game design, and concept development work.

From 2004 to 2011, Mr. Lehnhardt was Chief Designer at California Motors (“Calmotors”), where he led the design for various concepts for HyRider hybrid vehicles, the Calmotors 1000 horsepower hybrid super car, Terra Cruzer super off-road vehicle, multiple vehicles for the U.S. Military, and various other hybrid and electric vehicles. He was also the lead designer and partner of Ride Vehicles LLC, a sister company to Calmotors, which worked on a 3-wheeled, standup personal mobility vehicle.

Mr. Lehnhardt began his career in 1994 in the Large Truck Design Studio of Ford Motor Company, where he worked on the Aeromax and Excursion truck programs. His progress led him to the Large Vehicle Production Studio to work on the Mustang and Windstar models. He also successfully aided the development of the GT90, My Mercury, Th!nk, P2000 Prodigy, and certain concept vehicles.

Mr. Lehnhardt earned his Bachelor of Fine Arts in Transportation Design from the College for Creative Studies in Detroit, Michigan. He also served as an Alias 3D instructor at the College for Creative Studies.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020, we compensated the Leadership as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
William Santana Li	Chief Executive Officer	$444,262	$-	$444,262
Stacy Dean Stephens	Chief Client Officer	$364,835	$-	$364,835
Mercedes Soria	Chief Intelligence Officer	$379,047	$-	$379,047
Mallorie Burak	Chief Financial Officer	$60,606	$-	$60,606
Aaron J. Lehnhardt	Chief Design Officer	$361,623	$-	$361,623

Other compensation represents non-cash stock-based compensation.

Other than cash compensation, health benefits and stock options, no other compensation was provided. The Company’s sole director did not receive any compensation in connection with his directorship.

Employee and Service Provider Equity Incentive Plans

The Company has adopted a 2014 Equity Incentive Plan (the “2014 Plan”) and a 2016 Equity Incentive Plan (the “2016 Plan”). The 2014 Plan was terminated upon the adoption of the 2016 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Each of the 2016 Plan and the 2014 Plan provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, or restricted stock units to our employees, directors and consultants. Both plans are administered by our board of directors and the board of directors is referred to in this section as the “Administrator” of the plan.

Authorized Shares. Stock options for the purchase of 636,000 shares of our Class B Common Stock are outstanding under our 2014 Plan. Stock options for the purchase of 5,980,000 shares of our Class A Common Stock are outstanding under our 2016 Plan, and an additional 2,403,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. A total of 6,148,814 shares of our Class A Common Stock have been reserved for issuance pursuant to our 2016 Plan. In addition, the shares of Class A Common Stock reserved for issuance under our 2016 Plan also include (i) a number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock reserved but unissued under the 2014 Plan, as of immediately prior to the termination of the 2014 Plan, and (ii) a number of shares of Class A Common Stock equal to the number of shares subject to awards under the 2014 Plan that, on or after the termination of the 2014 Plan, expire or terminate and shares previously issued pursuant to the 2014 Plan, that, on or after the termination of the 2014 Plan, are forfeited or repurchased by us (provided that the maximum number of shares of Class A Common Stock that may be added to our 2016 Plan pursuant to (i) and (ii) is 2,235,000 shares).

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock or restricted stock units, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2016 Plan.

Stock Options. The 2014 Plan was terminated as of December 21, 2016. As a result, new stock options may only be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our Class A Common Stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term on an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates other than due to the participant’s death or disability, the participant may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her award agreement. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2016 Plan the administrator determines the other terms of options.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan and 2016 Plan generally do not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Item 4. Security Ownership of Management and Certain Security holders

The following table sets out, as of December 31, 2020, the voting securities of the Company that are beneficially owned by the executive officers and sole director, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities.

Beneficial Owner	Title of Class	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (Stock Options)	Percent of Class	Total Voting Power(1)

Director and Executive Officers Owning Over 10% of Common Stock
William Santana Li (2)	Class B Common	455 W. Evelyn Ave. Mountain View, CA 94041	7,000,000	-	68.70%	29.17%
Stacy Dean Stephens	Class B Common	5400 Broken Bend Drive McKinney, TX 75070	3,000,000	-	29.44%	11.32%
All current officers and directors as a group (2 in total):	Class B Common		10,000,000	-	98.15%	40.49%

Stockholders with Over 10% Beneficial Ownership of Preferred Stock (3)
New Direction IRA Inc.	Series m Preferred Stock	1070 West Century Drive Louisville, CO 80027	5,339,215		20.72%	2.02%
NetPosa Technologies (Hong Kong) Limited	Series B Preferred Stock	Suite 1023, 10/F, Ocean Centre, 5 Canton Road, Tsim Sha Tsui, Kowloon Hong Kong	2,450,860	-	9.51%	15.03%

(1)	Percentage of total voting power represents voting power with respect to all shares of the Company’s outstanding capital stock as if converted to Class A Common Stock and Class B Common Stock, as applicable, as a single class. The holders of Series A Preferred Stock, Series B Preferred Stock, Series m-2 Preferred Stock and Class B Common Stock are entitled to ten votes per share. The holders of our Series m Preferred Stock, Series m-1 Preferred Stock, Series m-3 Preferred Stock and Class A Common Stock are entitled to one vote per share.
(2)	In connection with the Convertible Note Financing, Mr. Li was granted the Voting Proxy. The votes held by Mr. Li as a result of the conversion of outstanding convertible securities subject to the Voting Proxy cannot be determined as of the date of this Offering Circular, and are not reflected in the above chart, but the outstanding securities to which the Voting Proxy applies represents approximately 2.74% of the Company’s aggregate voting power.
(3)	None of the Company’s officers and directors owns shares of Preferred Stock.

Item 5. Interest of Management and Others in Certain Transactions

Other than grants of stock options, we have not entered into any transactions in which the management or related persons have an interest outside of the ordinary course of our operations.

Item 6. Other Information

None.

Item 7. Financial Statements

KNIGHTSCOPE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Independent Auditors’ Report

Board of Directors and Stockholders

Knightscope, Inc.

We have audited the accompanying financial statements of Knightscope, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2020, and the related statements of operations, preferred stock and changes in stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. as of December 31, 2020, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, negative cash flows from operations and therefore will require additional capital to fund its operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ BPM LLP

San Jose, CA

April 30, 2021

Report of Independent Auditors

The Board of Directors and Stockholders

Knightscope, Inc.

We have audited the accompanying financial statements of Knightscope, Inc., which comprise the balance sheet as of December 31, 2019, and the related statements of operations, preferred stock and changes in stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knightscope, Inc. at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), and the related amendments. Our opinion is not modified with respect to this matter.

Knightscope’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, negative cashflows from operations and therefore will require additional capital to fund its operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

San Francisco, California

May 12, 2020

KNIGHTSCOPE, INC.

BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$7,056,597	$608,674
Restricted cash	100,000	100,000
Accounts receivable, net	874,354	655,659
Prepaid expenses and other current assets	756,617	846,573
Total current assets	8,787,568	2,210,906

Non-current assets:
Autonomous Security Robots, net	2,290,430	3,030,603
Property, equipment and software, net	21,903	63,055
Operating lease right-of-use-assets	1,624,191	2,111,818
Other assets	219,642	319,770
Total non-current assets	4,156,166	5,525,246

Total assets	$12,943,734	$7,736,152

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$231,526	$967,681
Accrued expenses	864,445	671,383
Deferred revenue	521,585	556,653
Debt obligations	-	1,034,423
Operating lease liabilities	560,342	482,306
Other current liabilities	460,388	556,621
Total current liabilities	2,638,286	4,269,067

Non-current liabilities:
Debt obligations	4,578,869	3,262,917
Preferred stock warrant liability	5,617,280	2,246,478
Operating lease liabilities	1,133,009	1,693,352
Total non-current liabilities	11,329,158	7,202,747
Total liabilities	13,967,444	11,471,814

Commitments and contingencies (Note 9)

Preferred Stock, $0.001 par value; 43,405,324 and 25,794,920 shares authorized as of December 31, 2020 and 2019, respectively, 25,770,360 and 22,820,982 shares issued and outstanding at December 31, 2020 and 2019, respectively; aggregate liquidation preference of $78,919,475 and $55,157,362 as of December 31, 2020 and 2019, respectively	65,161,574	42,972,705

Stockholders' deficit:
Class A common stock, $0.001 par, 114,000,000 and 94,000,000 shares authorized as of December 31, 2020 and 2019, respectively, 0 shares issued and outstanding as of December 31, 2020 and 2019	-	-
Class B common stock, $0.001 par, 30,000,000 shares authorized as of December 31, 2020 and 2019, 10,189,000 and 10,179,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	10,189	10,179
Additional paid-in capital	3,050,755	2,528,653
Accumulated deficit	(69,246,228)	(49,247,199)
Total stockholders' deficit	(66,185,284)	(46,708,367)
Total liabilities, preferred stock and stockholders’ deficit	$12,943,734	$7,736,152

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2020	2019
Revenue	$3,334,578	$3,025,303
Cost of services	4,633,561	4,632,863
Total gross loss	(1,298,983)	(1,607,566)

Operating expenses:
Research & development	3,244,684	3,083,695
Sales & marketing	7,310,083	3,495,806
General & administrative	2,788,021	1,883,060
Total operating expenses	13,342,788	8,462,561

Loss from operations	(14,641,771)	(10,070,121)

Other income (expense):
Interest expense, net	(2,259,108)	(2,103,111)
Change in fair value of warrant liabilities	(2,424,706)	284,751
Other expense, net	(11,008)	(68,386)
Total other income (expense)	(4,694,822)	(1,886,746)

Net loss before income tax	(19,336,593)	(11,956,867)
Income tax expense	(3,949)	(800)
Net loss	(19,340,542)	(11,957,667)
Preferred stock dividends	(658,487)	(338,913)
Net Loss Attributable to Common Stockholders	$(19,999,029)	$(12,296,580)
Basic and diluted net loss per common share	$(1.96)	$(1.21)
Weighted average shares used to compute basic and diluted net loss per share	10,189,000	10,179,000

See accompanying Notes to Financial Statements.

 KNIGHTSCOPE, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019
Cash Flows From Operating Activities
Net loss	$(19,340,542)	$(11,957,667)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,353,892	1,464,045
Stock compensation expense	519,612	468,582
Proud Production warrant expense	-	104,983
Change in warrants fair value	2,424,706	(284,751)
Exchange of Series m-3 to m-4 Preferred Stock	-	900,002
Amortization of debt discount	974,215	237,687
Amortization of loan fees	-	11,893
Loss from damage of Autonomous Security Robots	59,575	74,222
Changes in operating assets and liabilities:
Accounts receivable	(218,695)	522,966
Prepaid expenses and other current assets	89,956	(91,137)
Other assets	100,128	(242,120)
Accounts payable	(736,155)	164,237
Accrued expenses	(269,081)	136,437
Deferred revenue	(35,068)	(339,485)
Other current and noncurrent liabilities	(91,074)	329,837
Deferred rent	-	(21,280)
Net cash used in operating activities	(15,168,531)	(8,521,549)

Cash Flows From Investing Activities
Autonomous Security Robots	(632,454)	(1,145,802)
Purchase of property and equipment	-	(16,822)
Net cash used in investing activities	(632,454)	(1,162,624)

Cash Flows From Financing Activities
Proceeds from Stock options exercise	2,500	-
Repayments of financing obligations	-	(4,153)
Proceeds from issuance of Series s Preferred Stock offering, net	21,530,382	2,976,575
Proceeds for the issuance of convertible notes, net of issuance costs	2,443,570	3,561,632
Principal repayments on loan payable	(2,850,394)	(949,606)
Proceeds from issuance of loans payable, net of origination costs	1,122,850	3,250,000
Net cash provided by financing activities	22,248,908	8,834,448
Net change in cash and cash equivalents	6,447,923	(849,725)
Cash, cash equivalents and restricted cash at beginning of year	708,674	1,558,399
Cash, cash equivalents and restricted cash at end of year	$7,156,597	$708,674
Supplemental Disclosure of Cash Flow Information
Cash paid for interest during the year	$769,174	$718,446
Cash paid for income taxes	$3,949	$800

Supplemental Disclosure of Non-Cash Financing and Investing Activities
Issuance of warrants for Preferred Stock	$946,096	$2,246,382
Conversion of Series m-3 to m-4 Preferred Stock	$-	$3,928,487
Autonomous Security Robots costs in accounts payables and accrued expenses	$58,688	$51,915

See accompanying Notes to Financial Statements.

KNIGHTSCOPE, INC.

STATEMENTS OF PREFERRED STOCK AND CHANGES IN STOCKHOLDERS’ DEFICIT

	Series m Preferred Stock		Series m-2 Preferred Stock		Series m-3 Preferred Stock		Series m-4 Preferred Stock		Series s Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in-	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	Total
Balance - December 31, 2018	5,339,215	$13,865,715	1,660,756	$4,982,268	1,449,543	$3,974,432	-	$-	348,637	$2,627,875	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,179,000	$10,179	$2,060,071	$(36,950,619)	$(34,880,369)

Stock based compensation																			468,582		468,582

Issuance of Series s Preferred stock									433,233	2,976,575											-

Series m-3 exchange for Series m-4 shares					(1,432,786)	(3,928,487)	1,432,786	4,828,489													-

Series m-4 accrued dividend								338,913												(338,913)	(338,913)

Net loss																				(11,957,667)	(11,957,667)

Balance - December 31, 2019	5,339,215	13,865,715	1,660,756	4,982,268	16,757	45,945	1,432,786	5,167,402	781,870	5,604,450	8,936,015	3,865,155	4,653,583	9,441,770	-	-	10,179,000	10,179	2,528,653	(49,247,199)	(46,708,367)

Stock based compensation																			519,612		519,612

Issuance of Series s Preferred stock									2,949,378	21,530,382											-

Issuance of common stock upon exercise of stock option																	10,000	10	2,490		2,500

Series m-4 accrued dividend								658,487												(658,487)	(658,487)

Net loss																				(19,340,542)	(19,340,542)

Balance - December 31, 2020	5,339,215	$13,865,715	1,660,756	$4,982,268	16,757	$45,945	1,432,786	$5,825,889	3,731,248	$27,134,832	8,936,015	$3,865,155	4,653,583	$9,441,770	-	$-	10,189,000	$10,189	$3,050,755	$(69,246,228)	$(66,185,284)

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1: The Company and Summary of Significant Accounting Policies

Description of Business

Knightscope, Inc. (the “Company”), was incorporated on April 4, 2013 under the laws of the State of Delaware.

The Company designs, develops, builds, deploys, and supports advanced physical security technologies. The Knightscope solution to reducing crime combines the physical presence of our proprietary Autonomous Security Robots (“ASRs”) with real-time on-site data collection and analysis and a human-machine interface. Two of our ASRs, the outdoor “K5” and the indoor “K3”, autonomously patrol client sites without the need for remote control to provide a visible, force multiplying, physical security presence to help protect assets, monitor changes in the environment and deter crime. They gather real-time data using a large array of sensors. The data is accessible through the Knightscope Security Operations Center (“KSOC”), an intuitive, browser-based interface that enables security professionals to review events generated from “really smart mobile eyes and ears” to do their jobs more effectively.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations which is principally the result of significant research and development activities related to the development and continued improvement of the Company’s ASRs (hardware and software).

Cash and cash equivalents on hand was $7.1 million at December 31, 2020, compared to $0.6 million at December 31, 2019. The Company has historically incurred losses and negative cashflows from operations. At December 31, 2020, the Company also had an accumulated deficit of approximately $69.2 million, working capital of $6.1 million and stockholders’ deficit of $66.2 million. The Company is dependent on additional fundraising in order to sustain its ongoing operations. On April 20, 2021, the Company secured up to $10 million in financing of Client MaaS subscriptions (See Note 10 – Subsequent Events). The Company’s Regulation A Offering terminated on April 21, 2021, generating additional cash proceeds, net of issuance costs, of $10.8 million year-to-date. In addition, the Company estimates an additional share issuance of 515,176 shares, representing gross proceeds of $5.1 million, based upon pending transactions at the termination of the Regulation A Offering. Without additional fundraising, typically and historically conducted on a rolling close basis, the Company will not be solvent after the third quarter of 2022. There can be no assurance that the Company will be successful in raising funds at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern for a period of one year from the issuance date of these financial statements. Management’s plans include seeking additional financing activities such as issuances of equity, issuances of debt and convertible debt instruments. The Company’s projected cash flows are subject to various risks and uncertainties, and the unavailability or inadequacy of financing to meet future capital needs could force it to modify, curtail, delay, or suspend some or all aspects of its planned operations. Sales of additional equity securities by the Company could result in the dilution of the interests of existing stockholders. The Company will require significant additional financing and is pursuing opportunities to obtain additional financing in the future through private equity and/or debt financings. However, there can be no assurance that financing will be available when required in sufficient amounts, on acceptable terms or at all. These financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary in the event the Company can no longer continue as a going concern.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Comprehensive Loss

Net loss was equal to comprehensive loss for years ended December 31, 2020 and 2019.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of our ASRs and property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Restricted Cash

The Company has restricted cash as a collateral for the Company’s corporate credit card program. As of December 31, 2020 and 2019, the carrying value of restricted cash was $0.1 million.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions. Cash and cash equivalent deposits with financial institutions may occasionally exceed the limits of insurance on bank deposits; however, the Company has not experienced any losses on such accounts. As of December 31, 2020 and 2019, the Company had cash and cash equivalent balances exceeding FDIC insured limits by $6.8 million and $0.4 million, respectively.

The Company extends credit to Clients in the normal course of business and performs ongoing credit evaluations of its Clients. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the financial statements. The Company does not require collateral from its Clients to secure accounts receivable.

Accounts receivable are derived from the rental of proprietary ASRs along with access to browser-based interface Knightscope Security Operations Center (KSOC). The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable Client accounts considered at risk or uncollectible and provides allowances for potential credit losses, as needed. The Company also considers any changes to the financial condition of its Clients and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts of $0.3 million on its accounts receivable balance as of December 31, 2020 was appropriate, however, in 2019 it was determined not to be necessary.

At December 31, 2020, the Company had two Clients whose accounts receivable balances, including unbilled amounts, each totaled 10% or more of the Company’s total accounts receivable (29.82% and 21.33%) compared with four such Clients at December 31, 2019 (15.3%, 14.6%, 13.5% and 12.6%).

For the year ended December 31, 2020, the Company had three Clients who individually accounted for 10% or more of the Company’s total Client revenue (21%, 15% and 10%) compared with two Clients for the year ended December 31, 2019 (18% and 16%).

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Autonomous Security Robots, net (“ASRs”)

ASRs consist of materials, ASRs in progress and finished ASRs. ASRs in progress and finished ASRs include materials, labor and other direct and indirect costs used in their production. Finished ASRs are valued using a discrete bill of materials, which includes an allocation of labor and direct overhead based on assembly hours. Depreciation expense on ASRs is recorded using the straight-line method over their estimated expected lives, which currently ranges from 3 to 4.5 years. Depreciation expense of finished ASRs included in research and development expense amounted to $82,878 and $14,049, depreciation expense of finished ASRs included in sales and marketing expense amounted to $69,983 and $86,415, and depreciation expense included in cost of services amounted to $1,156,896 and $1,298,393 for the years ended December 31, 2020 and 2019, respectively.

ASRs, net, consisted of the following:

	December 31,
	2020	2019
Raw materials	$596,841	$595,094
ASRs in progress	132,594	50,027
Finished ASRs	6,216,863	6,144,081
	6,946,298	6,789,202
Accumulated depreciation on Finished ASRs	(4,655,868)	(3,758,599)

ASRs, net	$2,290,430	$3,030,603

The components of the Finished ASRs, net at December 31, 2020 are as follows:

ASRs on lease or available for lease	$4,821,933
Demonstration ASRs	603,926
Research and development ASRs	567,109

Charge boxes	223,895
6,216,863
Less: accumulated depreciation	(4,655,868)
Finished ASRs, net	$1,560,995

Property, Equipment and Software

Property, equipment and software, net is stated at cost less accumulated depreciation and amortization and is depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment, software and furniture, fixtures and equipment are depreciated over useful lives ranging from three to five years, and leasehold improvements are depreciated over the respective lease term or useful lives, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statements of operations in the period realized.

Property, equipment, and software, as of December 31, 2020 and 2019 are as follows:

	December 31
	2020	2019
Computer equipment	$51,922	$51,922
Software	8,185	8,185
Furniture, fixtures & equipment	313,759	313,759
Leasehold improvements	44,510	44,510
	418,376	418,376
Accumulated depreciation	(396,463)	(355,321)
Property and equipment, net	$21,903	$63,055

Depreciation and amortization expense on property, equipment and software included in research and development expenses amounted to $9,299 and $15,637, cost of services amounted to $25,848 and $36,903 and general and administrative expenses amounted to $7,300 and $9,586 as of December 31, 2020 and 2019, respectively. Depreciation and amortization expense relating to cost of services, research and development and sales and marketing was insignificant for all periods presented.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from their use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, the Company will record an impairment loss in the amount by which the carrying value exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the Company will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives. None of the Company’s ASRs or property and equipment was determined to be impaired as of December 31, 2020 and 2019. The Company did write off some of its damaged ASR’s resulting in a loss of $59,575 as of December 31, 2020.

Leases

The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are presented separately on the Company's Balance Sheet. The Company does not have any finance lease ROU assets or liabilities. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

The Company’s lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, the Company generally uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company factors in publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.

The term of the Company's leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also include options to renew or extend the lease (including by not terminating the lease) that the Company is reasonably certain to exercise. The Company establishes the term of each lease at lease commencement and reassesses that term in subsequent periods when one of the triggering events outlined in Topic 842 occurs. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The adjustments due to the adoption of Topic 842 primarily related to the recognition of an operating lease right-of-use asset and corresponding operating lease liability for the Company’s leased properties. The Company’s operating lease right-of-use asset and liability were recognized at the adoption date of ASC 842 based on the present value of lease payments over the remaining lease term at the adoption date. In determining the net present value of lease payments, the Company used its incremental borrowing rate of 12% based on the information available, including remaining lease term, at the adoption date of ASC 842. As of December 31, 2020, the weighted-average remaining lease term was 2.7 years for the Company’s leased properties.

NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

There was no effect from the adoption of Topic 842 on the Company’s Statement of cash flows.

The Company's lease contracts often include lease and non-lease components. For facility leases, the Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Convertible Preferred Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s preferred stock are classified as liabilities on the balance sheets at their estimated fair value because the underlying shares of preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of the preferred stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the preferred stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the preferred stock warrants, the completion of a sale of the Company or an IPO. Upon an IPO, the preferred stock warrants will convert into warrants to purchase common stock and any liabilities recorded for the preferred stock warrants will be reclassified to additional paid-in capital and will no longer be subject to remeasurement.

The Company issued common stock warrants in connection with the execution of a certain debt financing during the year ended December 31, 2015. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Revenue Recognition

The Company derives its revenues primarily from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts under the lease accounting that typically have a twelve (12) month term. In addition, the Company derives non-lease revenue items such as professional services related to ASRs’ deployments, special decals and training if any, recognized when control of these services is transferred to the Clients, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a Client;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue as follows:

ASR subscription revenue

ASR subscription revenue is generated from lease of proprietary ASRs along with access to the browser-based interface KSOC through contracts that typically have 12-month terms. These revenue arrangements adhere to lease accounting guidance and are classified as leases for revenue recognition purposes. Currently, all revenue arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

Other revenue

Other non-ASR related revenue such as deployment services, decals and training revenue is recognized when services are delivered.

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NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Cost of Services

Cost of services includes depreciation of the ASRs over the useful lives of the ASRs, labor and associated benefits incurred in the production and maintenance of the ASRs, data and communications fees, routine maintenance costs, shipping costs, and other direct costs incurred during assembly and deployment.

Deferred Revenues

In connection with the rentals of the Company’s ASRs, the Company may receive payments for deployment before the earnings process is complete. In these situations, the Company records the payments received as deferred revenues and amortizes them over the term of the lease, which generally is a 12-month period.

Shipping and Handling Costs

The Company classifies certain shipping and handling costs as cost of services in the accompanying statements of operations. The amounts classified as cost of services represent shipping and handling costs associated with the deployment or returns of the ASRs directly to or from Clients. Management believes that the classification of these shipping and handling costs as cost of services better reflects the cost of producing the ASRs and selling its services. Shipping and handling costs associated with the transportation of demonstration units shipped to sales personnel and Clients are recorded as sales and marketing expenses.

The shipping and handling costs recorded within cost of services totaled approximately $11,949 and $26,432 for the years ended December 31, 2020 and 2019, respectively. Shipping and handling costs recorded within sales and marketing totaled approximately $0 and $9,875 for the years ended December 31, 2020 and 2019, respectively.

Share-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation, which requires that the estimated fair value on the date of grant be determined using the Black-Scholes option pricing model with the fair value recognized over the requisite service period of the awards, which is generally the option vesting period. Stock-based awards made to nonemployees are measured and recognized based on the estimated fair value on the vesting date and are re-measured at each reporting period. The Company’s determination of the fair value of the stock-based awards on the date of grant, using the Black-Scholes option pricing model, is affected by the fair value of the Company’s common stock as well as other assumptions regarding a number of highly complex and subjective variables. These variables include but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee option exercise behaviors. Because there is insufficient historical information available to estimate the expected term of the stock-based awards, the Company adopted the simplified method of estimating the expected term of options granted by taking the average of the vesting term and the contractual term of the option. For awards with graded vesting, the Company recognizes stock-based compensation expense over the service period using the straight-line method, based on shares ultimately expected to vest. The Company recognizes forfeitures as they occur when calculating stock-based compensation for its equity awards.

Deferred Offering Costs

Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged against the net proceeds of the related stock issuances upon the completion of an offering or to expense if the offering is not completed or aborted.

Research & Development Costs

Research and development costs primarily consist of employee-related expenses, including salaries and benefits, share-based compensation expense, facilities costs, depreciation and other allocated expenses. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are recorded in sales and marketing expense in the Company’s statements of operations as incurred. Advertising expense was $4.9 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively.

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NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. The Company measures deferred tax assets and liabilities using tax rates applicable to taxable income in effect for the years in which those tax assets are expected to be realized or settled and provides a valuation allowance against deferred tax assets when it cannot conclude that it is more likely than not that some or all deferred tax assets will be realized. The assessment requires significant judgment and is performed in each of the applicable taxing jurisdictions. Additionally, the Company assesses its uncertain tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Basic and Diluted Net Loss per Share

Net loss per share of common stock is computed using the two-class method required for participating securities based on their participation rights. All series of convertible preferred stock are participating securities as the holders are entitled to participate in common stock dividends with common stock on an as converted basis. Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears at the rate per share of Series m-4 Preferred Stock equal to the Dividend Rate for the Series m-4 Preferred Stock, in each case subject to compliance with applicable law. Dividends to holders of Series m-4 Preferred Stock are paid in kind as a dividend of additional shares of Series m-4 Preferred Stock for each Dividend Period on the applicable Dividend Payment Date using a price per share equal to the original issue price, provided that the Company shall not issue any fractional shares of Series m-4 Preferred Stock. The holders of the Company’s convertible preferred stock, other than m-4 preferred stock, are also entitled to noncumulative dividends prior and in preference to common stock and do not have a contractual obligation to share in the losses of the Company. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings with common stock, are subtracted from net loss to determine net loss attributable to common stockholders upon their occurrence.

Basic net loss per share is computed by dividing net loss attributable to common stockholders (net adjusted for preferred stock dividends declared or accumulated) by the weighted average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average shares outstanding. In computing diluted net loss attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by diluted weighted-average shares outstanding, including potentially dilutive securities, unless anti-dilutive. Potentially dilutive securities that were excluded from the computation of diluted net loss per share consist of the following:

	December 31,
	2020	2019
Series A Preferred Stock (convertible to Class B common stock)	8,936,015	8,936,015
Series B Preferred Stock (convertible to Class B common stock)	4,653,583	4,653,583
Series m Preferred Stock (convertible to Class A common stock)	5,339,215	5,339,215
Series m-2 Preferred Stock (convertible to Class B common stock)	1,660,756	1,660,756
Series m-3 Preferred Stock (convertible to Class A common stock)	16,757	16,757
Series m-4 Preferred Stock (convertible to Class A common stock)	1,432,786	1,432,786
Series S Preferred Stock (convertible to Class A common stock)	3,731,248	781,870
Warrants to purchase common stock (convertible to Class B common stock)	121,913	121,913
Warrants to purchase Series B Class B Preferred Stock	53,918	53,918
Warrants to purchase of Series m-1 Class A Preferred Stock	266,961	266,961
Warrants to purchase of Series m-3 Class A Preferred Stock	1,432,786	1,449,543
Warrants to purchase of Series S Class A Preferred Stock	2,525,714	2,037,000
Convertible Notes	1,282,143	596,667
Stock options	9,019,814	9,029,814
Total potentially dilutive shares	40,473,609	36,376,798

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

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NOTE 1: The Company and Summary of Significant Accounting Policies (Continue)

Accounting Pronouncements Adopted in 2020

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements, which expands the disclosure requirements for Level 3 fair value measurements and expands disclosures for entities that calculate net assets value. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted this update effective fiscal first quarter of 2020. The adoption of this amendment did not have a material impact on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Client's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company adopted this guidance in 2020 and the implementation of this amendment did not have a material impact on its financial statements or disclosures.

Recent Accounting Pronouncements Not Yet Effective

In June 2016, the FASB released ASU 2016-13, “Financial Instruments – Credit Losses.” The amendment revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including but not limited to available-for-sale debt securities and accounts receivable.  ASU 2016-03 is effective for fiscal years for public business entities beginning after December 15, 2022. The Company is currently in the process of evaluating the impact of adoption on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

In August 2020, the FASB issued ASU No. 2020-16, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The update is to simplify the accounting for convertible instruments by removing certain separation models in Subtopic 470-20. This amendment is applicable to all public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of adoption on its financial statements.

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NOTE 2: Fair Value Measurement

The Company determines the fair market values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following are three levels of inputs that may be used to measure fair value:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

In certain cases where there is limited activity or less transparency around inputs to valuation, securities are classified as Level 3. Level 3 liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liabilities. The inputs used in estimating the fair value of the warrant liabilities are described in Note 4 -- Capital Stock and Warrants.

The following tables summarize, for each category of assets or liabilities carried at fair value, the respective fair value as of December 31, 2020 and 2019 and the classification by level of input within the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
December 31, 2020
Assets
Cash equivalents:
Money market funds	$7,056,597	$7,056,597	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$87,586	$-	$-	$87,586
Warrant liability – Series m-1 Preferred Stock	$315,159	$-	$-	$315,159
Warrant liability – Series m-3 Preferred Stock	$1,219,280	$-	$-	$1,219,280
Warrant liability – Series s Preferred Stock	$3,995,255	$-	$-	$3,995,255

	Total	Level 1	Level 2	Level 3
December 31, 2019
Assets
Cash equivalents:
Money market funds	$609,037	$609,037	$-	$-
Liabilities
Warrant liability – Series B Preferred Stock	$18,133	$-	$-	$18,133
Warrant liability – Series m-1 Preferred Stock	$43,212	$-	$-	$43,212
Warrant liability – Series m-3 Preferred Stock	$196,236	$-	$-	$196,236
Warrant liability – Series s Preferred Stock	$1,988,897	$-	$-	$1,988,897

During the years ended December 31, 2020 and 2019, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company’s established practice.

The following table sets forth a summary of the changes in the fair value of Company’s Level 3 financial liabilities during the year ended December 31, 2020, which were measured at fair value on a recurring basis:

Warrant Liability
Balance at December 31, 2019	$2,246,478
Initial fair value of Series s Preferred Stock warrants	946,096
Revaluation of Series B, m-1, m-3 and s Preferred Stock warrants	2,424,706
Balance at December 31, 2020	$5,617,280

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NOTE 3:  Debt Obligations

Term Loan Agreement

In May 2018, the Company entered into a term loan agreement which allowed for individual term loans to be drawn in amounts totaling up to $3,500,000 until January 10, 2019 (the “Loan Agreement”). Each individual term loan called for 18 equal monthly payments of principal plus accrued interest which would fully amortize the term loan. Outstanding borrowings under the term loan agreement bear interest at 1.75% above the prime rate per annum. Only one individual term loan in the amount of $425,000 was drawn by the Company in May 2018. The loan was fully repaid in February 2019.

A warrant for 77,413 shares of Common B Stock was also issued to the lender in conjunction with the Loan Agreement and remains outstanding as of December 31, 2020.

Financing Arrangement

On February 28, 2019 the Company entered into a financing arrangement with Farnam Street Financial (“Farnam”) for $3,000,000 (“Financing Arrangement”). Under the Financing Arrangement, the Company collateralized fifty (50) ASRs and has an initial repayment period of two years for a monthly payment of $121,129 per month plus tax and an option to purchase these ASRs back for $1,350,000 plus tax or, at the end of the two year period (March 2021) the Company can elect to extend the repayment period for an additional year at a monthly payment of $66,621 per month plus tax with a final payment of $600,000 plus tax at the end of the additional year. The Financing Arrangement was subsequently amended to defer certain monthly payments due in 2020 – see Note 10 – Subsequent Events. The effective interest rate under the two and three-year repayment periods is 35% and 31%, respectively. The Company accounts for this Financing Arrangement with Farnam by accreting the financing amount using the effective interest rate and assuming repurchase option taking place in March 2021. Interest expense on the Farnam Financing Arrangement during the year ended December 31, 2020 and December 31, 2019 were $595,203 and $688,378, respectively. The Financing Arrangement with Farnam was terminated and settled in November 2020, with no subsequent payments due to Farnam. The final payment to Farnam consisted of the aggregate amount of remaining payments due through March 2021 and a reduced equipment purchase amount of $1,000,000 plus tax.

Convertible Note Financing

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated, to the same group of Convertible Note Financing investors, to exchange their outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. The convertible promissory notes have a maturity date of January 1, 2022, provide for payment of accrued interest at a rate of 12% per annum upon the maturity date, are generally the most senior company security (subject to limited subordination carve-outs) and provide for significant discounts upon a qualified financing or an initial public offering, and for a premium upon a change of control. As of December 31, 2020, the Company had issued convertible notes in the aggregate principal amount of $5,128,570. Interest expense on the Convertible Note Financing during the year ended December 31, 2020 was $512,656. Warrants for the purchase of 294,264 shares of Series S Preferred Stock were also issued and accrued for, to the holder of the convertible notes and were recorded as a reduction to the convertible notes balance as a debt issuance cost and is being amortized to interest expense over the term of the loan (see Note 4 – Capital Stock and Warrants) using the effective interest method. As of December 31, 2020, total Convertible Notes receipts of $5,128,570 were offset by $1,921,641 of Convertible Note financing issuance costs related to Series S Preferred Stock warrants. The Convertible Note automatically converts under various scenarios including a qualified financing or initial public offering. As of January 1, 2020, the Convertible Note is convertible at the investors’ option at prices as follows: (i) on or before June 30, 2020, $4.50 per share; (ii) after June 30, 2020, but on or before December 31, 2020, $4.00 per share; (iii) after December 31, 2020, but on or before June 30, 2021, $3.50 per share; and (iv) after June 30, 2021, $2.50 per share.

On December 9, 2019, the Company entered into a Financing Arrangement with Reliant Funding (“December 2019 Financing Arrangement”) to receive $250,000 to be repaid in sixty-three (63) equal payments of a $4,599 per business day over approximately three months. The annual effective interest rate of this December 2019 Financing Arrangement was 37%. The loan was paid off on March 11, 2020.

On March 19, 2020, the Company entered into a Financing Agreement with Wall Street Funding (“March 2020 Financing Arrangement”). Under the March 2020 Financing Arrangement, The Company received $300,000 which was repaid over one hundred (100) equal payments of $4,080 payable each business day. The effective interest rate under this repayment period is 419%. The loan was paid off on August 07, 2020.

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NOTE 3: Debt Obligations (Continue)

The Paycheck Protection Program (“PPP”) was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). On April 24, 2020, the Company, entered into a promissory note evidencing an unsecured loan in the aggregate amount of approximately $822,851 made to Knightscope under the PPP (the “PPP Loan”). The PPP Loan to Knightscope is being made through Fresno First Bank. The interest rate on the PPP Loan is 1.00% and the term is two years. In accordance with the updated Small Business guidance, the PPP Loan was modified so that, beginning ten months from the date of the PPP Loan, the Company is required to make monthly payments of principal and interest. The promissory note evidencing the PPP Loan contains customary events of default relating to, among other things, payment defaults or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the repayment of all amounts outstanding, collection of all amounts owing from Knightscope, or filing suit and obtaining judgment against Knightscope. Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. No assurance is provided that the Company will obtain forgiveness of the PPP Loan in whole or in part.

In October 2020, the Company was notified that the terms of its PPP Loan with Fresno First Bank were modified. The amount of time that the Company had to spend the proceeds of the PPP Loan (the “covered period”) was extended from 8 weeks to 24 weeks. The date to begin repaying unforgiven portions of the PPP Loan was also extended from six months after the funding date to up to 10 months after the end of the covered period (approximately 16 months from the funding date) depending on when the Company applies for forgiveness. The SBA will also cover interest on the forgiveness portion of the loan during this period. There was no change to the maturity date of the loan. All PPP Loans must be repaid or forgiven within two years after the funding date. The Company submitted its PPP Loan forgiveness application to the SBA in January 2021. However, no assurance can be given that the PPP Loan will be forgiven.

The amortized carrying amount of our debt obligations consists of the following:

	December 31,
	2020	2019
Farnam arrangement	$-	$2,351,981
Convertible notes, net of fees and discount	3,756,018	1,746,946
PPP Loan	822,851	198,413
Capital lease obligation	-	-
Total debt	4,578,869	4,297,340
Less: current portion of debt obligations	-	(1,034,423)
Non-current portion of debt obligations	$4,578,869	$3,262,917

NOTE 4: Capital Stock and Warrants

In May 2019, the Company amended and restated its Certificate of Incorporation. As of June 30, 2019, the Company was authorized to issue three classes of $0.001 par value stock consisting of Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”) and Preferred Stock totaling 187,405,324 shares. The total number of shares the Company has the authority to issue under each class consists of common stock designated as 114,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, 43,405,324 shares of $0.001 par value Preferred Stock, with Preferred Stock designated as 8,936,015 shares of Series A Preferred Stock (“Series A Preferred Stock”), 4,707,501 shares of Series B Preferred Stock (“Series B Preferred Stock”), 6,666,666 shares of Series m Preferred Stock (“Series m Preferred Stock”), 333,334 shares of Series m-1 Preferred Stock (“Series m-1 Preferred Stock”), 1,660,756 shares of Series m-2 Preferred Stock (“Series m-2 Preferred Stock”), 3,490,658 shares of Series m-3 Preferred Stock (“Series m-3 Preferred Stock”), 13,108,333 shares of Series S Preferred Stock (“Series S Preferred Stock”) and 4,502,061 shares of Series m-4 Preferred Stock (“Series m-4 Preferred Stock”).

Preferred Stock

Other than a change of control or in a liquidation, dissolution or winding up of the Company whether voluntary or involuntary or upon the occurrence of a deemed liquidation event, the preferred stock is non-redeemable. As a result of the liquidation preference, the preferred stock was not classified as part of stockholders’ deficit in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials. The Company has excluded all series of preferred stock from being presented within stockholders’ deficit in the accompanying balance sheets due to the nature of the liquidation preferences.

Effective December 23, 2016, the Company was qualified by the SEC to offer up to 6,666,666 shares of Series m Preferred Stock to accredited and non-accredited investors in an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The offering commenced in January 2017 for up to $20 million of the Company’s Series m Preferred Stock pursuant to Regulation A at a price of $3.00 per share and closed at the end of 2017. The Company received net proceeds of approximately $18.2 million from the sale of its Series m Preferred Stock through the Regulation A offering as well as from private placement transactions through December 31, 2017. The Company entered into Series m-3 Preferred Stock Purchase Agreements with certain purchasers pursuant to which the Company issued and sold directly to the purchasers an aggregate of 1,038,571 and 410,972 shares of the Company’s Series m-3 Preferred Stock in December 2017 and year ended 2018, respectively, par value $0.001 per share, at a price of $3.50 per share. The Company received net proceeds of approximately $3.6 million and $1.4 million in December 2017 and the year ended 2018, respectively.

In January and February 2018, the Company converted 1,327,423 shares of Series m Preferred Stock into shares of Series m-2 Preferred Stock at a 1:1 conversion ratio. In January 2018, the Company issued 333,333 shares of Series m-2 Preferred Stock, par value $0.001 per share, at a price of $3.00 per share.

On July 11, 2018, the Company commenced an offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation D and Regulation S to raise additional capital for operations (the “Regulation D Offering”). The Company is offering to sell up to 6,250,000 shares of Series S Preferred Stock, which are convertible into shares of Class A Common Stock, at a price of $8.00 per share. Consistent with prior financings by the Company, the Regulation D Offering has been conducted with rolling closes, and such closes may continue for another 6 to 15 months. As of December 31, 2019, the Company has raised approximately $3.8 million through the Regulation D Offering, of which $1.0 million was received during year ended December 31, 2019. Issuance costs related to Regulation D Offering were $0.3 million as of December 31, 2019.

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NOTE 4: Capital Stock and Warrants (Continue)

On May 21, 2019 the Company filed an offering statement in connection with a proposed offering of up to $50 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2019 Regulation A

Offering”). The offering statement was qualified by the Securities and Exchange Commission on July 22, 2019 and the Company commenced the 2019 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2019 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2019 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of December 31, 2020, the Company has raised $26 million from this Regulation A offering, offset by $2.6 million issuance costs.

On June 15, 2020 the Company filed an offering statement in connection with a proposed offering of up to $25 million of its Series S Preferred Stock pursuant to Regulation A of the Securities Act, to raise additional capital for operations (the “2020 Regulation A Offering”). The offering statement was qualified by the Commission on October 21, 2020 and the Company commenced the 2020 Regulation A Offering shortly thereafter. Consistent with prior financings by the Company, the 2020 Regulation A Offering was conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. For clarity, the 2020 Regulation A Offering was conducted simultaneously with the Regulation D Offering for aggregate proceeds of $50 million. As of December 31, 2020, the Company had raised approximately $2.5 million from the 2020 Regulation A Offering.   The 2020 Regulation A Offering terminated on April 21, 2021. Please refer to Note 10 - Subsequent Events, for additional information.

In June 2019, the Company issued to the same group of Convertible Note Financing investors, 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock. The Series m-4 Preferred Stock has a senior liquidation preference to all other Preferred Stock and Common Stock of the Company, has an accruing payment in kind dividend of 12%, in the form of m-4 Preferred shares, and has certain other preferential rights, including voting rights. Due to higher seniority and different terms of Series m-4 Preferred Stock compared to Series m-3 Preferred Stock, this exchange resulted in an increase in fair value of Series m-4 Preferred Stock exchanged from Series m-3 Preferred Stock of $900,002 that was recorded as interest expense on the exchange date.

All classes of preferred stock have a par value of $0.001 per share.

The following tables summarize convertible preferred stock authorized and issued and outstanding as of December 31, 2020:

		Shares	Proceeds Net	Aggregate
	Shares	Issued and	of Issuance	Liquidation
December 31, 2020	Authorized	Outstanding	Costs	Preference
Series A Preferred Stock	8,936,015	8,936,015	$5,219,778	$7,981,649
Series B Preferred Stock	4,707,501	4,653,583	9,441,770	9,493,775
Series m Preferred Stock	6,666,666	5,339,215	18,133,632	16,017,645
Series m-1 Preferred Stock	333,334	-	-	-
Series m-2 Preferred Stock	1,660,756	1,660,756	999,999	4,982,268
Series m-3 Preferred Stock	3,490,658	16,757	58,650	58,650
Series m-4 Preferred Stock	4,502,061	1,432,786	4,840,110	10,029,502
Series S Preferred Stock	13,108,333	3,731,248	27,134,832	30,355,986
	43,405,324	25,770,360	$65,828,771	$78,919,475

Conversion Rights

Each share of Series A Preferred Stock, Series B Preferred Stock and Series m-2 Preferred Stock (collectively known as “Super Voting Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of those shares into fully paid non-assessable shares of Class B Common Stock at the then-applicable conversion rate. Each share of Series m, Series m-1, Series m-3, Series m-4 and Series S Preferred Stock (collectively known as “Ordinary Preferred Stock”) is convertible at the option of the holder at any time after the date of issuance of such shares into fully paid non-assessable shares of Class A Common Stock at the then-applicable conversion rate. Both Super Voting Preferred Stock and Ordinary Preferred Stock will be automatically converted into fully paid non-assessable shares of Class A Common Stock (i) immediately prior to an IPO, or (ii) upon receipt by the Company of a written request for such conversion from the holders of a majority of the preferred stock then outstanding and voting as a single class on an as-converted basis other than the Series m-4 Preferred Stock then outstanding, or (iii) with respect to the Series m-4 Preferred Stock, upon the receipt by the Company of a written request for such conversion from the holders of a majority of the Series m-4 Preferred Stock then outstanding. The stock will convert in the same manner as a voluntary conversion.

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NOTE 4: Capital Stock and Warrants (Continue)

Voting Rights

Super Voting Preferred stockholders vote on an as converted to Class B Common Stock basis and Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held. Ordinary Preferred stockholders are entitled to one vote for each share of Class A Common Stock held. Class A and Class B Common stockholders vote together as one class on all matters. The holders of the preferred stock, the Class A Common Stock and Class B Common Stock vote together and not as separate classes.

Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock.

William Santana Li, the Chief Executive Officer and sole director of the Company, holds the Voting Proxy to vote substantially all of the shares of the Company’s Series m-4 Preferred Stock, and the stock issued upon the conversion of warrants to purchase all of the shares of the Company’s Series m-3 Preferred Stock and upon the conversion of warrants to purchase shares of the Company’s Series S Preferred Stock, and the stock issuable upon conversion of the convertible promissory notes issued as part of the Convertible Note Financing, in each case to the extent that such shares are held by participants in the Convertible Note Financing.

Dividends Rights

In any calendar year, the holders of outstanding shares of Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the dividend rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any distribution on Common Stock of the Company in such calendar year. Except the PIK dividends described below, the right to receive dividends on shares of Preferred Stock is not cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Holders of Series m-4 Preferred Stock are entitled to receive cumulative dividends payable semi-annually in arrears with respect to each dividend period ending on and including the last calendar day of each six-month period ending March 31 and September 30, respectively at an annual rate of $0.42 per share in the form of Series m-4 Preferred Stock (“PIK Dividends).

The Company has no obligation to pay any dividends other than the PIK Dividends to the holders of Series m-4 Preferred Stock, except when, as and if declared by the Board of Directors out of any assets at the time legally available therefor or as otherwise specifically provided in its amended and restated certificate of incorporation. No distribution will be made with respect to the other series of Preferred Stock or Common Stock until all declared or accrued but unpaid dividends on the Series m-4 Preferred Stock have been paid or set aside for payment to the Series m-4 Preferred Stockholders.

No distributions shall be made with respect to the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock, the Series m-2 Preferred Stock, Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series S Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series S Preferred Stock have been paid or set aside for payment to the Series S Preferred Stockholders.

No distributions shall be made with respect to the Series A Preferred Stock or Series m-3 Preferred Stock unless dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock have been paid  or set aside for payment to the Series B Preferred Stockholders, the Series m Preferred Stockholders, the Series m-1 Preferred Stockholders and the Series m-2 Preferred Stockholders, as applicable.

No distributions shall be made with respect to the Series m-3 Preferred Stock unless dividends on the Series A Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series A Preferred Stock have been paid or set aside for payment to the Series A Preferred Stockholders.

No distributions shall be made with respect to the Common Stock unless dividends on the Series m-3 Preferred Stock have been declared in accordance with the preferences stated in the amended and restated certificate of incorporation and all declared dividends on the Series m-3 Preferred Stock have been paid or set aside for payment to the Series m-3 Preferred Stockholders.

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NOTE 4: Capital Stock and Warrants (Continue)

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to receive Liquidation Distributions

In the event of any Liquidation Event, as defined in the Company’s amended and restated certificate of incorporation (which includes the liquidation, dissolution, merger, acquisition or winding up of the Company), the holders of the Series m-4 Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the other series of Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-4 Preferred Stock held by them equal to the greater of (A): the sum of (i) the Liquidation Preference specified for such share of Series m-4 Preferred Stock, and (ii) all accrued but unpaid PIK Dividends (if any) on such share of Series m-4 Preferred Stock, whether or not declared, or (B) the consideration that such Holder would receive in the Liquidation Event if all shares of Series m-4 Preferred Stock were converted to Class A Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-4 Preferred Stock, where for purposes of (B) such Holder is deemed to hold, in addition to each of its shares of Series m-4 Preferred Stock, any additional shares of Series m-4 Preferred Stock that constitute all accrued but unpaid PIK Dividends, whether or not declared. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-4 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-4 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive. The Series m-4 Preferred Stock has a $7 per share liquidation preference, which is 2x its original issue price.

The holders of the Series S Preferred Stock are entitled to receive, after distributions to Series m-4 Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock, Series m-2 Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series S Preferred Stock held by them equal to the greater of (A): the sum of (i) $8.00 per share of Series S Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Series S Preferred Stock, or (B) the amount such Holder would receive if all shares of Series S Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series S Preferred Stock. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series S Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series S Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock shall be entitled to receive, after distributions to Series m-4 and Series S Preferred stockholders and prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Preferred Stock, Series m-3 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock held by them equal to the greater of (A): the sum of (i) $2.0401 per share of Series B Preferred Stock, $3.00 per share of Series m Preferred Stock, $3.00 per share of Series m-1 Preferred Stock or $3.00 per share of Series m-2 Preferred Stock, as applicable, and (ii) all declared but unpaid dividends (if any) on such share of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock or Series m-2 Preferred Stock, as applicable, or (B) the amount such Holder would receive if all shares of the applicable series of Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series B Preferred Stock, Series m Preferred Stock, Series m-1 Preferred Stock and Series m-2 Preferred Stock, voting together as a single class. If upon the Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock, the Series m Preferred Stock, the Series m-1 Preferred Stock and the Series m-2 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

The holders of Series A Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2 Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock or Series m-3 Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of: (A) the sum of (i) $0.8932 per share of Series A Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, or (B) the amount such Holder would receive if all shares of Series A Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series A Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

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NOTE 4: Capital Stock and Warrants (Continue)

The holders of Series m-3 Preferred Stock are entitled to receive, after distributions to Series m-4, Series S, Series B, Series m, Series m-1 and Series m-2, and Series A Preferred Stock and prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series m-3 Preferred Stock held by them equal to the greater of (A): the sum of (i) the $3.50 per share of Series m-3 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series m-3 Preferred Stock, or (B) the amount such Holder would receive if all shares of Series m-3 Preferred Stock were converted to Common Stock immediately prior to such Liquidation Event, or (C) such lesser amount as may be approved by the holders of the majority of the outstanding shares of Series m-3 Preferred Stock. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series m-3 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in our amended and restated certificate of incorporation, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series m-3 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive.

After payment of all liquidation preferences to the holders of the Preferred Stock, as outlined below, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the common stock, without any participation in such liquidation by the Preferred Stock. Our amended and restated certificate of incorporation explicitly requires that before any shares of Preferred Stock are converted into common stock, the relevant holder’s right to liquidation preference be surrendered, in order to prevent treatment of shares as both Preferred Stock and common stock for the purpose of distributions of assets upon a Liquidation Event.

Preemptive Rights

The Company has granted one investor in its Series m Preferred Stock financing the right to invest up to their pro rata share on a fully-diluted basis in the offerings of securities of the Company. The combined pro-rata rights of such stockholder immediately prior to the filing of the Offering Statement is less than 1% of the fully-diluted capitalization of the Company.

Common Stock

Each share of Class B Common Stock is convertible into one fully paid and non-assessable share of Class A Common Stock at the option of the holder at any time. Each share of Class B Common Stock will automatically convert into one fully paid and non-assessable share of Class A Common Stock upon the sale, assignment, transfer or disposition of the share or any interest in the share.

Warrants

On January 16, 2018, March 16, 2018, and June 20, 2018, the Company issued warrants in connection with the Company’s Series m-3 financing to purchase an aggregate of 394,215 shares of the Company’s Series m-3 Preferred Stock. The warrants have an exercise price of $4.00 per share and expire on the earlier of: a) two years from the date of the warrant; b) the acquisition of the Company by another entity by means of any transaction or series of transactions to which the Company is a party or sale, lease or disposition of all or substantially all of the assets of the Company, or c) immediately prior to the closing of an initial public offering pursuant to an effective registration statement filed under the Securities Act covering the offering and sale of the Company’s common stock. The warrants issued qualify as liability instruments as the warrants are exercisable into Series m-3 Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to the Series m-3 Preferred Stock. The Series m-3 warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

In connection with the Loan Agreement entered into in May 2018 (see Note 3 – Debt Obligations), the Company issued a warrant to purchase 77,413 shares of Class B Common Stock. The warrant has an exercise price of $1.26 per share and expires on the earlier of ten years from the date of the warrant and is subject to automatic conversion if the fair value of the Company’s stock exceeds the exercise price as of the expiration date. The Company determined the fair value of this warrant using the Black-Scholes option pricing model. The fair-value of the Series B warrant of $79,645 was recorded as a discount to the underlying loan at the execution date of the Loan Agreement resulting in the recognition of interest expense in the amount of $35,736 during the year ended December 31, 2018.

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NOTE 4: Capital Stock and Warrants (Continue)

On April 30, 2019 the Company signed a Note and Warrant Purchase Agreement under the form of which the Company can issue up to $15,000,000 of convertible promissory notes and warrants to purchase up to 3,000,000 shares of Series S Preferred Stock (20% warrant coverage) (the “Convertible Note Financing”). Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred stock upon the closing of at least $1,000,000 in aggregate principal amount of convertible promissory notes under the Convertible Note Financing. Warrants to purchase shares of Series S Preferred Stock of the Company were also issued to investors who invested in the Convertible Note Financing. The warrants to purchase shares of Series S Preferred Stock have an exercise price of $4.50 per share and expire on the earlier of December 31, 2021 or 18 months after the closing of the Company’s first firm commitment underwritten initial public offering of the Company’s common stock pursuant to a registration statement filed under the Securities Act. As of December 31, 2020, the Company had issued and accrued warrants to purchase up to 1,025,714 shares of Series S Preferred Stock. These warrants issued qualify as liability instruments as the warrants are exercisable into Series S Preferred Stock which are redeemable upon a change of control or any liquidation or winding up of the Company whether voluntary or involuntary. The warrants have been classified as a noncurrent liability on the Company's balance sheets and were recorded as a component of the issuance costs related to Convertible Note. The Series S warrant is valued at market at the end of every reporting period until the warrant is exercised or expires with the change in fair value being recorded in other income/(expense) on the Company’s statements of operations.

Pursuant to the terms of the Convertible Note Financing, the Company became obligated to exchange certain of its outstanding shares of Series m-3 Preferred Stock for the newly authorized shares of Series m-4 Preferred Stock. On June 10, 2019, the Company issued 1,432,786 shares of its Series m-4 Preferred Stock in exchange for 1,432,786 shares of its shares of Series m-3 Preferred Stock.

On July 23, 2019, the Company issued a warrant to purchase 1,500,000 shares of its Series S Preferred Stock, par value $0.001 per share (the “Warrant”), to Proud Productions LLC (“Proud”) pursuant to the terms of a Distribution Assignment and Warrant Purchase Agreement, dated as of July 22, 2019 (the “Purchase Agreement”). The Warrant is exercisable at $8.00 per share beginning July 24, 2021 and expiring on July 31, 2024. The Warrant was issued in connection with an upcoming television series to be produced by Proud featuring the Company’s products (the “Series”). Discussions have also involved other potential revenue streams and opportunities relating to the Series.

A summary of the Company’s outstanding warrants as of December 31, 2020 is as follows:

Number of warrants	Class of shares	Exercise price	Expiration date
44,500	Common B	$0.2500	April 10, 2025
77,413	Common B	$1.2600	May 23, 2028
53,918	Series B Preferred Stock	$2.0401	November 7, 2026
266,961	Series m-1Preferred Stock	$3.0000	December 23, 2021
1,432,786	Series m-3 Preferred Stock	$4.0000	December 31, 2021
1,025,714	Series S Preferred Stock	$4.5000	December 31, 2021
1,500,000	Series S Preferred Stock	$8.0000	July 31, 2024

Common Stock Reserved for Future Issuance

Shares of common stock reserved for future issuance relate to outstanding preferred stock, warrants and stock options as follows:

December 31, 2020
Series A Preferred Stock	8,936,015
Series B Preferred Stock	4,653,583
Series m Preferred Stock	5,339,215
Series m-2 Preferred Stock	1,660,756
Series m-3 Preferred Stock	16,757
Series m-4 Preferred Stock	1,432,786
Series S Preferred Stock	3,731,248
Stock options to purchase common stock	7,056,000
Warrants outstanding for future issuance of convertible preferred stock and common stock	4,401,292
Stock options available for future issuance	1,963,814
Total shares of common stock reserved	39,191,466

41

NOTE 5: Share-Based Compensation

Equity Incentive Plans

In April 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) allowing for the issuance of up to 2,000,000 shares of common stock through grants of options, stock appreciation rights, restricted stock or restricted stock units. In December 2016, the 2014 Plan was terminated, and the Company’s Board of Directors adopted a new equity incentive plan defined as the 2016 Equity Incentive Plan (the “2016 Plan”) in which the remaining 1,936,014 shares available for issuance under the 2014 Plan at that time were transferred to the Company’s 2016 Plan. Awards outstanding under the 2014 Plan at the time of the 2014 Plan’s termination will continue to be governed by their existing terms. The shares underlying any awards that are forfeited, canceled, repurchased or are otherwise terminated by the Company under the 2014 Plan will be added back to the shares of common stock available for issuance under the Company’s 2016 Plan. The 2016 Plan provides for the granting of stock awards such as incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock or restricted stock units to employees, directors and outside consultants as determined by the Board of Directors. Upon the termination of the 2014 Plan, all shares granted revert to the 2016 Plan. As of December 31, 2020, 1,963,814 shares were available for future grants under the 2016 Plan.

The Board may grant stock options under the 2016 Plan at a price of not less than 100% of the fair market value of the Company’s common stock on the date the option is granted. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of grant and generally have a term of ten years. Incentive stock options granted to employees who, on the date of grant, own stock representing more than 10% of the voting power of all of the Company’s classes of stock, are granted at an exercise price of not less than 110% of the fair market value of the Company’s common stock. The maximum term of incentive stock options granted to employees who, on the date of grant, own stock having more than 10% of the voting power of all the Company’s classes of stock, may not exceed five years. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2016 Plan may vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may from time-to-time grant options to purchase common stock to nonemployees for advisory and consulting services. At each measurement date, the Company will remeasure the fair value of these stock options using the Black-Scholes option pricing model and recognize the expense ratably over the vesting period of each stock option award. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception.

Stock option activity under all of the Company’s equity incentive plans as of December 31, 2020 is as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	4,861,890	4,167,924	$0.780	6.61
Granted	(4,308,500)	4,308,500	1.208
Forfeited	4,206,176	(4,206,176)	0.942
Outstanding at December 31, 2019	4,759,566	4,270,248	1.054	7.92	$178,469
Granted	(4,239,500)	4,239,500	1.52
Vested exercised		(10,000)	0.250
Forfeited	1,443,748	(1,443,748)	1.063
Outstanding at December 31, 2020	1,963,814	7,056,000	$1.33	8.58	$7,115,875

Vested and exercisable at December 31, 2020		1,818,072	$0.920	6.72

The weighted average grant date fair value of options granted during the year ended December 31, 2020 and 2019 was $0.61 and $0.36 per share, respectively. There were 10,000 option exercises during the year ended December 31, 2020 and no option exercises during the year ended December 31, 2019. The fair value of the shares subject to stock options that were vested at December 31, 2020 and 2019 was $701,074 and $582,369, respectively.

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NOTE 5: Share-Based Compensation (Continue)

As of December 31, 2020, the Company had unamortized stock-based compensation expense of $2,901,155 that will be recognized over the average remaining vesting term of options of 3.18 years.

The assumptions utilized for option grants during the years ended December 31, 2020 and 2019 are as follows:

	December 31,
	2020	2019
Risk-free interest rate	0.43-1.17%	1.67-2.3%
Expected dividend yield	-%	-%
Expected volatility	51.66%	49.13%
Expected term (in years)	6	6

A summary of stock-based compensation expense recognized in the Company’s statements of operations is as follows:

	Year ended December 31,
	2020	2019
Cost of services	$100,465	$44,620
Research and development	265,529	267,717
Sales and marketing	113,212	56,292
General and Administrative	40,406	99,953
Total	$519,612	$468,582

NOTE 6: Employee Benefit Plan

The Company administers a 401(K) retirement plan (the “401(K) Plan”) in which all employees are eligible to participate. Each eligible employee may elect to contribute to the 401(K) Plan. During the years ended December 31, 2020 and 2019, the Company has made no matching contributions.

NOTE 7:  Income Taxes

The Company has incurred cumulative U.S. net operating losses (NOL) since inception.

The provision for income taxes consisted of the following:

	Years Ended December 31,
	2020	2019
Current:
Federal	$-	$-
State	800	800
Total	800	800

Deferred:
Federal	-	-
State	-	-
	-	-
Total provision for income taxes	$800	$800

The Company’s effective tax rate was 0.00% and 0.01% for the years ended December 31, 2020 and 2019, respectively. The primary rate driver from the statutory rate of 21% was related to change in valuation allowance for both years.

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NOTE 7:  Income Taxes (Continue)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities for the periods presented:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$16,046,058	$12,415,244
Research and development credit carryforwards	1,191,905	995,234
Accruals and other	180,996	235,127
Right of use asset	435,385	580,498
Fixed Assets	32,335	-
Amortization	53,467	52,255
Other	17,722	-
Total deferred tax assets	17,957,868	14,278,328
Valuation allowance	(17,537,006)	(13,662,784)
Deferred tax assets After Valuation Allowance	420,862	615,544

Lease Liability
Depreciation	-	(35,046)
Lease liability	(420,862)	(580,498)
Total deferred tax liabilities	(420,862)	(615,544)

The Company considers all available evidence, both positive and negative, including historical levels of taxable income, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. At December 31, 2020 and 2019, based on the Company’s analysis of all available evidence, both positive and negative, it was considered more likely than not that the Company’s deferred tax assets would not be realized and, as a result, the Company recorded a full valuation allowance for its deferred tax assets. The valuation allowance increased $3,874,222 and $3,049,836 during the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, the Company had U.S. federal net operating loss carryforwards amounts of approximately $61,600,000 of which $23,300,000 begin to expire in 2033 and $38,300,000 can be carried over indefinitely. As of December 31, 2020, the Company had federal research and development tax credits of approximately $584,000 which begin to expire in 2033.

As of December 31, 2020, the Company had state net operating loss carryforwards amounts of approximately $45,500,000 which begin to expire in 2023. As of December 31, 2020, the Company had state research and development tax credits of approximately $1,041,000 which do not expire.

Utilization of the federal and state net operating loss and federal and state research and development tax credit carryforwards may be subject to annual limitations due to the ownership percentage change provisions of the Internal Revenue Code Section 382 and similar state provisions. The annual limitations may result in the inability to fully offset future annual taxable income and could result in the expiration of the net operating loss carry forwards before utilization.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act (the Act) was signed into law. The Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. The Company analyzed the provisions of the Act and determined there was no significant impact to its 2020 tax provision.

On June 29, 2020, the California Governor signed Assembly Bill 85 (A.B. 85), which became California law, A.B. 85, which includes several tax measures, provided for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5.0 million of tax per year. Generally, A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021 and 2022 for taxable income of $1.0 million or more. Since the Company is not expected to generate California source taxable income of more than $1.0 million, no material impact is anticipated at this time.

On December 27, 2020, the “Consolidated Appropriations Act, 2021” (the CAA) was signed into law. The CAA includes provisions meant to clarify and modify certain items put forth in the CARES Act, while providing aid to business affected by the pandemic.

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NOTE 7:  Income Taxes (Continue)

CAA allows deductions for expenses paid for by Paycheck Protection Program (PPP) and Economic Injury Disaster Loan (EIDL) Program, clarifies forgiveness of EIDL advances, and other business provisions. The Company analyzed the provisions of the CAA and determined there was no significant impact to its 2020 tax provision.

The Company accounts for uncertainty in income taxes in accordance with ASC 740. Tax positions are evaluated in a two-step process, whereby the Company first determines whether it is more likely than not that a tax position will be sustained upon examination by tax authorities, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognized in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

At December 31, 2020, the differences between income taxes expected at the U.S. Federal statutory income tax rate of 21% and the reported income tax expense are primarily related to disallowed interest expense and change in valuation allowance.

The Company’s unrecognized tax benefits at December 31, 2020 relate entirely to research and development credits. The total amount of unrecognized tax benefits at December 31, 2020 is $247,302. If recognized, none of the unrecognized tax benefits would impact the effective tax rate because of the valuation allowance. The Company’s policy is to recognize interest and penalties to income taxes as components of interest expense and other expense, respectively. The Company did not accrue interest or penalties related to unrecognized tax benefits as of December 31, 2020. The Company does not anticipate any significant change within twelve months of this reporting date.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s net operating loss carryforwards, all tax years since inception remain subject to examination by all taxing authorities. The Company is not currently under audit in any major tax jurisdiction.

NOTE 8: Related parties and related-party transactions

One of the Company’s vendors, Konica Minolta, Inc. (“Konica Minolta”), is a stockholder of the Company. Konica Minolta provides the Company with repair services to its ASRs. The Company has paid to Konica Minolta $218,425 and $332,146 in service fees for the years ended December 31, 2020 and 2019, respectively. The Company had payables of $20,498 and $22,347 owed to Konica Minolta as of December 31, 2020 and 2019, respectively.

NOTE 9: Commitments and contingencies

Leases

The Company leases facilities for office space under non-cancelable operating lease agreements. The Company leases space for its corporate headquarters in Mountain View, California through August 2023.

The following are the future minimum lease obligations on the Company’s lease agreements as of December 31, 2020:

December 31,	Lease Obligations
2021	733,600
2022	749,560
2023	506,800
$1,989,960

Rent expense totaled $773,452 and $772,239 for the years ended December 31, 2020 and 2019, respectively, included in the Company’s statements of operations.

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Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business; however, no such claims have been identified as of December 31, 2020 that would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. These contracts primarily relate to: (i) arrangements with Clients which generally include certain provisions for indemnifying Clients against liabilities if the services infringe a third party’s intellectual property rights, (ii) the Regulation A Issuer Agreement where the Company may be required to indemnify the placement agent for any loss, damage, expense or liability incurred by the other party in any claim arising out of a material breach (or alleged breach) as a result of any potential violation of any law or regulation, or any third party claim arising out of any investment or potential investment in the offering, and (iii) agreements with the Company’s officers and directors, under which the Company may be required to indemnify such persons from certain liabilities arising out of such persons’ relationships with the Company. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at December 31, 2020 and 2019.

Sales Tax Contingencies

The Company has historically not collected state sales tax on the sale of its Machine-as-a-Service (“MaaS”) product offering but has paid sales tax and use tax on all purchases of raw materials and in conjunction with the Financing Arrangement of the Company’s ASRs with Farnam. The Company’s MaaS product offering may be subject to sales tax in certain jurisdictions. If a taxing authority were to successfully assert that the Company has not properly collected sales or other transaction taxes, or if sales or other transaction tax laws or the interpretation thereof were to change, and the Company was unable to enforce the terms of their contracts with Clients that give the right to reimbursement for the assessed sales taxes, tax liabilities in amounts that could be material may be incurred. Based on the Company’s assessment, the Company has recorded a sales tax liability of $306,269 and $313,406 at December 31, 2020 and 2019, respectively, which has been included on other current liabilities on the accompanying balance sheets. The Company continues to analyze possible sales tax exposure but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its results of operations, financial position or cash flows.

NOTE 10: Subsequent Events

Management has evaluated subsequent events through April 30, 2021, the date the financial statements were available to be issued.

On January 4, 2021, the Company submitted its PPP Loan forgiveness application for $822,851 (see Note 3 - Debt), however , no assurance can be given that the PPP Loan will be forgiven.

Subsequent to December 31, 2020 and through the termination of the 2020 Regulation A Offering on April 21, 2021, the Company issued 1,673,903 shares of Series S Preferred Stock, generating total gross proceeds of approximately $16.7 million..

On April 20, 2021, the Company entered into a financing partnership with Dimension Funding, LLC under which the Company will offer Clients with the option to finance their MaaS Subscriptions over 12, 24, or 36 months.  This financing relationship will enable Knightscope to recoup its costs more quickly, while providing improved payment flexibility to Clients.

In April 2021, the Company received notice of a Client’s intent not to renew its MaaS agreement for the twelve (12) month subscription period spanning 2021 to 2022. The Client represented over 10% of the Company’s 2020 revenue.

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Item 8. Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
2.1	Amended and Restated Certificate of Incorporation	1-A/A	2.1	July 18, 2019
2.2	Bylaws	1-A/A	2.2	December 7, 2016
3.1	Note and Warrant Purchase Agreement	1-A/A	3.1	July 18, 2019
3.2	Convertible Promissory Note	1-A/A	3.2	July 18, 2019
3.3	Warrant to Purchase Series S Preferred Stock	1-A/A	3.3	July 18, 2019
3.4	Form of Exchange Agreement for purchasers of Series m-4 Preferred Stock	1-A/A	3.6	July 18, 2019
3.5	Form of Voting Proxy	1-A/A	3.7	July 18, 2019
3.6	Distribution Assignment and Warrant Purchase Agreement with Proud Productions LLC, dated July 22, 2019	1-U	3.1	July 29, 2019
3.7	Warrant to Purchase Series S Preferred Stock with Proud Productions LLC, dated July 23, 2019	1-U	3.2	July 29, 2019
4.1	Form of Subscription Agreement for purchasers of Series S Preferred Stock under Regulation A	1-A	4.1	June 15, 2020
6.1	2014 Equity Incentive Plan	1-A/A	6.1	December 7, 2016
6.2	2016 Equity Incentive Plan	1-A/A	6.2	December 7, 2016
6.3	Loan and Security Agreement dated as of May 23, 2018, as amended	1-U	6.1	June 4, 2018
6.4	Lease Agreement dated April 1, 2017 between Terra Bella Partners LLC and the Company	1-SA	6.4	September 29, 2017
6.5	Lease Agreement dated January 14, 2018 between Terra Bella Partners LLC and the Company, as amended February 6, 2018	1-K	6.5	April 30, 2018
6.6	Referral Program Agreement dated April 20, 2021, the Company and Dimension Funding, LLC	Filed
8.1	Escrow Services Agreement among Prime Trust, LLC, the Company and StartEngine Primary LLC dated as of October 18, 2019	1-U	8.1	October 24, 2019

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on April 30, 2021.

Knightscope, Inc.

/s/ William Santana Li
By William Santana Li, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ William Santana Li

By William Santana Li, as Chief Executive Officer and Sole Director

Date: April 30, 2021

/s/ Mallorie Burak

By Mallorie Burak, as Chief Financial Officer and Principal Accounting Officer

Date: April 30, 2021

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